EXHIBIT 2.1

MERGER AGREEMENT

BETWEEN

PEOPLE’S UTAH BANCORP

AND

LEWISTON BANCORP

DATED

JUNE 18, 2013

i

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF LB		21

4.1	Organization and Qualification	21
4.2	Authority Relative to this Agreement; Non-Contravention	21
4.3	Capitalization	22
4.4	Financial Statements	22
4.5	Loans	23
4.6	Reports and Filings	23
4.7	Subsidiaries	23
4.8	Absence of Undisclosed Liabilities	23
4.9	Books and Records	23
4.10	No Material Adverse Changes	24
4.11	Absence of Certain Developments	24
4.12	Properties	26
4.13	Environmental Matters	27
4.14	Tax Matters	28
4.15	Contracts and Commitments	28
4.16	Litigation	29
4.17	No Brokers or Finders	29
4.18	Employees	29
4.19	Employee Benefit Plans	30
4.20	Insurance	31
4.21	Affiliate Transactions	31
4.22	Compliance with Laws; Permits	31
4.23	Administration of Fiduciary Accounts	32
4.24	Regulatory Approvals	32
4.25	Interest Rate Risk Management Instruments	32
4.26	[intentionally omitted]	32
4.27	Voting Requirements	32
4.28	Takeover Laws	32
4.29	Investments	33
4.30	Technology and Intellectual Property	33
4.31	Disclosure	34

ARTICLE 5 CONDUCT OF BUSINESS PENDING THE MERGER		34

5.1	Conduct of LB/LSB Business	34
5.2	Conduct of PUB/BAF Business	37

ARTICLE 6 ADDITIONAL COVENANTS AND AGREEMENTS		38

6.1	Filings and Approvals	38
6.2	Certain Loans and Related Matters	39
6.3	Monthly Financial Statements and Payroll Listings	39
6.4	Expenses	39
6.5	Consents and Authorizations	40
6.6	Title Insurance and Surveys	40

6.7	No Negotiations, Etc.	41
6.8	Notification of Certain Matters	43
6.9	Access to Information; Confidentiality; Nonsolicitation of Employees	43
6.10	Filing of Tax Returns and Adjustments	44
6.11	Shareholder Approval; Registration Exemption	44
6.12	Establishment of Accruals	45
6.13	Employee Matters	45
6.14	Tax Treatment	46
6.15	Loan Participations	46
6.16	Updated Schedules	46
6.17	280G Approval	47
6.18	Reasonable and Diligent Efforts	47
6.19	Tail D&O Policy	47
6.20	Fairness Opinion	47

ARTICLE 7 CONDITIONS		48

7.1	Conditions to Obligations of Each Party	48
7.2	Additional Conditions to Obligation of LB	49
7.3	Additional Conditions to Obligation of PUB	50

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		51

8.1	Reasons for Termination	51
8.2	Effect of Termination	52
8.3	Expenses	52
8.4	LB Termination Payments	52
8.5	PUB Termination Payments	53
8.6	Amendment	53
8.7	Waiver	53

ARTICLE 9 SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES; CONTINUING COVENANTS		54

9.1	Survival	54
9.2	Agreement for PUB	54
9.3	Agreement by PUB to Indemnify	56
9.4	Limitations	56
9.5	Notice of Claim	57
9.6	Defense of Third-Party Claims	57
9.7	Contents of Notice of Claim	58
9.8	Resolution of Notice of Claim	58
9.9	Appointment of Representative	59

ARTICLE 10 GENERAL PROVISIONS		60

10.1	Press Releases and Announcements	60
10.2	Notices	61

10.3	Assignment	62
10.4	No Third Party Beneficiaries	62
10.5	Schedules	62
10.6	Interpretation	62
10.7	Severability	62
10.8	Complete Agreement	63
10.9	Governing Law	63
10.10	Specific Performance	63
10.11	Waiver of Jury Trial	63
10.12	Investigation of Representations, Warranties and Covenants	63

SIGNATURES		[]
TABLE OF DEFINITIONS		[]

Exhibits:

Exhibit A-1:	Articles of Incorporation of PUB

Exhibit A-2:	Bylaws of PUB

Exhibit B:	Summary of Holdback Escrow Agreement

Exhibit C:	Summary of Indemnification Escrow Agreement

Exhibit D:	Form of Shareholders’ Agreement

Exhibit E:	Form of Employment Agreement

E1:	Anthony Hall

E2:	Ronald Mumford

E3:	Dale Buxton

MERGER AGREEMENT

This MERGER AGREEMENT (this “Agreement”), dated June 18, 2013, is made and entered into by and between People’s Utah Bancorp, a Utah corporation (“PUB”), and Lewiston Bancorp, a Utah corporation (“LB”). PUB and LB are each referred to in this Agreement as a “Party” and collectively as the “Parties.”

WHEREAS, the respective Boards of Directors of PUB and LB have determined that it is advisable and in the best interests of PUB and LB and their respective shareholders to consummate the merger of LB with and into PUB as described in Article 1 of this Agreement (the “Merger”);

WHEREAS, LB owns all of the issued and outstanding capital shares of Lewiston State Bank, a Utah state bank (“LSB”), and PUB owns all of the issued and outstanding capital shares of Bank of American Fork, a Utah state bank (“BAF”); and

WHEREAS, as a result of the Merger, all of the outstanding common shares, no par value, of LB (the “LB Common Shares”), will be converted into common shares, $0.01 par value, of PUB (“PUB Common Shares”) or cash on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger and the entry by the Parties into this Agreement, PUB is entering into a separate Voting and Support Agreement, of even date herewith (the “Support Agreement”), with each of the shareholders of LB whose names are set forth on the signature pages thereto (the “Support Agreement Parties”), pursuant to which, among other things, the Support Agreement Parties have agreed to vote all of the LB Common Shares owned by them in favor of adoption and approval of this Agreement and the Merger; and

WHEREAS, PUB and LB desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:

ARTICLE 1

MERGER

At the Effective Time (as defined below), LB will merge with and into PUB. PUB, in its capacity as the corporation surviving the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Merger will be effected pursuant to the provisions of, and with the effect provided in, Section 16-10a-1106 of the Utah Revised Business Corporation Act (the “Utah Act”).

1.1 Effect of Merger.

(a) The Merger shall have the effects set forth in the Utah Act.

(b) The articles of incorporation and the bylaws of PUB, as in effect immediately prior to the Effective Time (attached hereto in their current form as Exhibit A-1 and Exhibit A-2, respectively) shall be the articles of incorporation and the bylaws of the Surviving Corporation.

(c) From and after the Effective Time, the directors of PUB immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the Board of Directors of PUB shall thereafter appoint Anthony J. Hall and Douglas Swenson as new directors of the Surviving Corporation; 33 East Main, American Fork, Utah 84003.

(d) From and after the Effective Time, the officers of PUB immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

(e) To effect the Merger, the parties hereto will cause articles of merger relating to the Merger to be filed with the Utah Division of Corporations and Commercial Code (“Division of Corporations”). The Merger shall become effective upon the filing of such articles of merger. As used herein, the term “Effective Date” shall mean the date on which the Merger shall become effective as provided in the preceding sentence and the term “Effective Time” shall mean the time on the Effective Date when the Merger shall become effective. The Effective Date and the Effective Time shall take place on the Closing Date (as defined below).

1.2 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of PUB or at a location otherwise agreed upon by LB and PUB. The Closing will take place as soon as practicable once the conditions in Article 7 have been satisfied but in any event within ten (10) Business Days after the date on which all such conditions have been satisfied, unless the parties otherwise agree (the “Closing Date”). The failure of the Closing will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(a) Subject to the conditions set forth in this Agreement, on the Closing Date, LB will deliver to PUB:

(i) the certificate of LB, dated the Closing Date, required by Section 7.3(c);

(ii) the certificate of LB, dated the Closing Date, required by Section 7.3(d);

(iii) a certificate of LB dated the Closing Date (A) stating the number of LB Common Shares outstanding immediately prior to the Closing, (B) stating that there are no other LB capital shares or options, warrants, rights to acquire, or securities convertible into LB capital shares, outstanding as of the Closing Date, and the number of LB Common Shares for which dissenters’ rights may be exercised;

(iv) the minute books, stock transfer records, corporate seal and other materials related to the corporate administration of LB and LSB;

(v) duly executed copies of all Required Consents;

(vi) releases of all Encumbrances on the Owned Real Property, other than Permitted Encumbrances;

(vii) evidence of title insurance commitments, policies and riders described in Section 6.6;

(viii) certificates executed by the appropriate officials of the State of Utah and each jurisdiction in which LB and LSB is licensed or qualified to do business as a foreign corporation dated as of a date not earlier than the third Business Day prior to the Closing as to (A) the good standing of LB and LSB and (B) payment of all applicable state Taxes by LB and LSB;

(ix) an escrow agreement pertaining to the Holdback Amount (the “Holdback Escrow Agreement”), a summary of certain key provisions of which is attached hereto as Exhibit B, executed by the Shareholders’ Representative;

(x) an escrow agreement pertaining to the Indemnification Escrow Amount (the “Indemnification Escrow Agreement”), a summary of certain key provisions of which is attached hereto as Exhibit C, executed by the Shareholders’ Representative; and

(xi) counterpart signature pages to the shareholders’ agreement referred to in Section 7.3(h) executed by each of the LB shareholders identified in Schedule 7.3(h); and

(xii) such other certificates, documents and instruments that PUB reasonably requests for the purpose of (1) evidencing the accuracy of LB’s representations and warranties, (2) evidencing the performance and compliance by LB with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.3, or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

(b) Subject to the conditions set forth in this Agreement, on the Closing Date, PUB will deliver to LB:

(i) the certificate of PUB, dated the Closing Date, required by Section 7.2(c);

(ii) the certificate of PUB, dated the Closing Date, required by Section 7.2(d);

(iii) a copy of the Holdback Escrow Agreement executed by PUB;

(iv) a copy of the Indemnification Escrow Agreement executed by PUB;

(v) counterpart signature pages to the shareholders’ agreement referred to in Section 7.2(e) executed by PUB and each of the PUB shareholders identified in Schedule 7.2(e); and

(vi) such other certificates, documents and instruments that LB reasonably requests for the purpose of (1) evidencing the accuracy of PUB’s representations and warranties, (2) evidencing the performance and compliance by PUB with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.2, or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

ARTICLE 2

EFFECT OF MERGER ON THE CAPITAL SHARES OF THE CONSTITUENT

CORPORATION; EXCHANGE OF CERTIFICATES

2.1 Definitions. For purposes of this Article 2, the following definitions will apply:

(a) “Holdback Amount” shall be equal to $550,000.

(b) “Income Tax Benefit” shall mean the income tax benefit that is available to PUB associated with the accrual or adjustment of the SERP Liabilities Payable and/or the LB Loan Adjustment. The Income Tax Benefit will be calculated for each of the SERP Liabilities Payable and LB Loan Adjustment by multiplying each of the SERP Liabilities Payable and LB Loan Adjustment by thirty-four percent.

(c) “LB Loan Adjustment” shall mean the product of (1) the amount by which the principal amount of classified loans of LB and LSB, at the Closing Date, exceeds $11,700,000, multiplied by (2) eighteen percent; provided, however, that the LB Loan Adjustment will be reduced by the amount of Income Tax Benefit attributable to the LB Loan Adjustment. For purposes of this definition, the term “classified loans” shall mean loans of LSB that are designated by LSB with “substandard,” “doubtful,” and “loss,” or words of similar import.

(d) “LB Transaction Costs” shall mean any and all amounts incurred by LB, whether or not paid by LB and whether incurred before or after the date of this Agreement, as determined on a pre-tax basis, that arise out of or in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated hereby, including (1) LB’s legal and accounting fees, (2) brokerage commissions, (3) finder’s fees or similar fees or commissions, (4) income, sales or other liability for Taxes for income or gain arising out of such transactions, and (5) any other contractual liabilities that are triggered by the Merger, excluding SERP Liabilities Payable. A copy of the estimated LB Transaction Costs is attached hereto as Schedule 2.1(d).

(e) “Per Share Consideration” means the result obtained by dividing the Total Purchase Price by the number of outstanding common shares of LB immediately prior to the Effective Time, excluding Treasury Shares.

(f) “PUB Share Price” shall mean the price per share of PUB’s common shares, which will be calculated by dividing the total tangible common equity of PUB at closing (“PUB Closing Capital”) by the number of outstanding shares of PUB immediately prior to the Effective Time.

(g) “Residual Cash Payout” shall mean the Total Cash Consideration minus the Holdback Amount and the Indemnification Escrow Amount. The Residual Cash Payout shall include the amount of cash that PUB reasonably estimates that it will pay with respect to the Dissenting Shares pursuant to the Utah Act and in accordance with Section 2.14 below

(h) “SERP Liabilities Payable” shall mean the amount of any liability that is not waived or already accrued on the LSB Financial Statements resulting from a contract between LSB and an employee of LSB and which is triggered solely and immediately by the transactions described in this Agreement; provided, however, that the SERP Liabilities Payable shall be reduced by the amount of the Income Tax Benefit attributable to the SERP Liabilities Payable. For avoidance of doubt, prior to Closing, the following employees of LSB: R. Kirk Jardine, Dale M. Buxton, John H. Morrison, Abel F. Herrera, Cynthia N. Johnson, and Quinn Roosendaal executed the First Amendment to the Lewiston State Bank Supplemental Executive Retirement Plan Agreement Dated July 1, 2011 and/or the First Amendment to the Lewiston State Bank Supplemental Executive Retirement Plan Dated April 17, 2008 (Effective January 1, 2008), as applicable.

(i) “Share Payout” shall mean an amount of PUB Common Shares with a value equal to seventy percent of the Total Purchase Price.

(j) “Total Cash Consideration” shall mean an amount of cash equal to thirty percent of the Total Purchase Price. Total Cash Consideration shall be comprised of three separate components:

(i) Holdback Amount;

(ii) Indemnification Escrow Amount (defined in Section 2.13); and

(iii) Residual Cash Payout

(k) “Total Purchase Price” shall be the amount that is equal to the difference between the total tangible common equity of LB at closing (“LB Closing Capital”) minus (1) any SERP Liabilities Payable, (2) any LB Loan Adjustment, and (3) any LB Transaction Costs that exceed $860,000, excluding the termination costs related to LB’s FIS debit card and credit card contracts.

(l) “Treasury Shares” means LB Common Shares owned or held, other than in a bona fide fiduciary or agency capacity, by LB or LSB.

2.2 Treasury Shares. Immediately prior to the Effective Time, each Treasury Share owned by LB or LSB will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

2.3 Conversion of LB Common Shares. To effectuate the Merger, at the Effective Time, and without any further action of PUB, LB or any holder of LB Common Shares, each issued and outstanding LB Common Share (other than shares to be canceled pursuant to Section 2.2 and Dissenting Shares (as defined in Section 2.14)) shall be cancelled and extinguished and, subject to the provisions of Section 2.7, be converted into and become a right to receive any of the following:

(a) that number of fully paid and nonassessable PUB Common Shares equal to the result obtained by dividing the Per Share Consideration by the PUB Share Price, rounded to the nearest ten-thousandth (the “Per Share Stock Consideration”);

(b) an amount in cash, without interest, equal to the Per Share Consideration (the “Per Share Cash Consideration”); or

(c) a combination of the Per Share Stock Consideration and the Per Share Cash Consideration with a combined value equal to the Per Share Consideration.

2.4 PUB Common Shares. Each common share of PUB outstanding immediately prior to the Effective Time will remain outstanding as one common share of the Surviving Corporation.

2.5 Cancellation of Old Shares. Each LB Common Share issued and outstanding immediately prior to the Effective Time is referred to as an “Old Share.” At the Effective Time, Old Shares, other than Treasury Shares to be canceled pursuant to Section 2.2, will cease to be outstanding, will be cancelled and retired and will cease to exist, and, subject to the rights of holders of Dissenting Shares, each holder of a certificate formerly representing Old Shares (“Old Certificates”) will thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificates in accordance with Section 2.9, the Per Share Consideration applicable to such Old Shares.

2.6 Determination of Purchase Price.

(a) No later than the seventh (7th) Business Day before Closing, LB shall calculate in good faith the estimated LB Closing Capital and shall provide PUB with a copy of the proposed LB financial statements for the month preceding the date of calculation (if not already provided in accordance with Section 6.3(a)), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the date of Closing, the impact of any pending adjustments required in the calculation of the LB Closing Capital, and any other documentation requested by PUB for purposes of confirming the amount of such LB Closing Capital (including detail on the SERP Liabilities Payable, the LB Loan Adjustment and the LB Transaction Costs). PUB shall review such materials and, within two (2) Business Days following receipt thereof, notify LB as to whether PUB accepts or disputes the amount of the LB Closing Capital. If PUB disputes such calculation, it shall describe in its notice the specific changes or adjustments that must be made. If PUB and LB are unable to resolve such dispute through good faith negotiations within three (3) Business Days after delivery of PUB’s notice of objection, then the Effective Time shall be postponed and the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”). The Independent Accountants shall determine and report in writing to PUB and LB the resolution of such disputed matters and the effect of such determinations on the calculation of the LB Closing Capital, and such determinations shall be final, binding and conclusive unless PUB and LB mutually agree upon a different amount. The fees and disbursements of the Independent Accountants shall be shared equally by PUB, on the one hand, and LB, on the other hand, and with respect to LB’s portion, shall be deducted from the LB Closing Capital. For purposes of this Agreement, “Business Day” shall mean any day other than Saturday, Sunday or a day on which national banks are required to be closed under federal law.

(b) No later than the seventh (7th) Business Day before Closing, PUB shall calculate in good faith the estimated PUB Closing Capital and shall provide LB with a copy of the proposed PUB financial statements for the month preceding the date of calculation (if not already provided in accordance with Section 6.3(b)), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the date of Closing, and any other documentation requested by LB for purposes of confirming the amount of such PUB Closing Capital. LB shall review such materials and, within two (2) Business Days following receipt thereof, notify PUB as to whether LB accepts or disputes the amount of the PUB Closing Capital. If LB disputes such calculation, it shall describe in its notice the specific changes or adjustments that must be made. If LB and PUB are unable to resolve such dispute through good faith negotiations within three (3) Business Days after delivery of LB’s notice of objection, then the Effective Time shall be postponed and the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by the Independent Accountants. The Independent Accountants shall determine and report in writing to LB and PUB the resolution of such disputed matters and the effect of such determinations on the calculation of the PUB Closing Capital, and such determinations shall be final, binding and conclusive unless LB and PUB mutually agree upon a different amount. The fees and disbursements of the Independent Accountants shall be shared equally by LB, on the one hand, and PUB, on the other hand, and with respect to PUB’s portion, shall be deducted from the PUB Closing Capital.

2.7 Election. Subject to the allocation procedures set forth in Section 2.8, each record holder of LB Common Shares will be entitled (i) to elect to receive PUB Common Shares for all or some of the LB Common Shares (“Stock Election Shares”) held by such record holder, (ii) to elect to receive cash for all or some of the LB Common Shares (“Cash Election Shares”) held by such record holder, or (iii) to indicate that such holder makes no such election for all or some of the LB Common Shares (“No-Election Shares”) held by such record holder. All such elections (each, an “Election”) shall be made on a form designed for that purpose and agreed to by PUB and LB (an “Election Form”). Any LB Common Shares for which the record holder has not, as of the Election Deadline (as defined below), properly submitted to an exchange agent appointed by PUB and reasonably acceptable to LB (the “Exchange Agent”) a properly completed Election Form will be deemed No-Election Shares. A record holder acting in different capacities or acting on behalf of other persons in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each person for which it so acts. Notwithstanding the foregoing or any Election made by any record holder of LB Common Shares, the Holdback Amount and Indemnification Escrow Amount, subject to adjustment as provided herein, will be payable pro rata in cash to all LB Shareholders as of the Closing and allocated to the record holders of LB Shares based on the number of LB Shares outstanding and held by each of them prior to the Merger. Thus, the amounts constituting the Holdback Amount and the Indemnification Escrow Amount, once delivered to the Escrow Agent, shall be held, adjusted and distributed to such record holders in accordance with Section 2.12, Section 2.13 and Article 9.

2.8 Allocation. Notwithstanding anything to the contrary in this Agreement, the allocation among the holders of LB Common Shares of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration will be made as follows, after and subject to the initial allocation of the Holdback Amount and the Indemnification Escrow Amount, as provided in Section 2.7:

(a) If the aggregate number of Stock Election Shares (on the basis of Election Forms received as of the Election Deadline) is less than the Share Payout, then

(i) each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration,

(ii) the Exchange Agent will allocate from among the No-Election Shares, pro rata to the holders of No-Election Shares in accordance with the respective amounts of No-Election Shares held by them, a sufficient amount of No-Election Shares so that the sum of such amount and the amount of Stock Election Shares equals as closely as practicable the Share Payout, and each such allocated No-Election Share (each, a “Stock-Selected No-Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, provided that if the sum of all No-Election Shares and Stock Election Shares is equal to or less than the Share Payout, all No-Election Shares will be Stock-Selected No-Election Shares,

(iii) if the sum of Stock Election Shares and No-Election Shares is less than the Share Payout, the Exchange Agent will allocate from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with the respective amounts of Cash Election Shares held by them, a sufficient amount of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all No-Election Shares equals as closely as practicable the Share Payout, and each such allocated Cash Election Share (each, a “Converted Cash Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(iv) each No-Election Share and Cash Election Share that is not a Stock-Selected No-Election Share or a Converted Cash Election Share (as the case may be) will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration.

(b) If the aggregate number of Stock Election Shares (on the basis of Election Forms received by the Election Deadline) is greater than the Share Payout, then

(i) each Cash Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration,

(ii) each No Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration (each, a “Cash-Selected No-Election Share”)

(iii) the Exchange Agent will convert, as of the Effective Time, from among the Stock Election Shares, pro rata to the holders of Stock Election Shares in accordance with the respective amounts of Stock Election Shares held by them, an amount of Stock Election Shares equal as closely as practicable to the difference between the Share Payout and the Stock Election Shares (each, a “Converted Stock Election Share” into the right to receive the Per Share Cash Consideration, and

(iv) each Stock Election Share that is not a Cash-Selected No-Election Share or a Converted Stock Election Share (as the case may be) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration.

2.9 Election/Payment/Exchange of Certificates.

(a) At or before the Effective Time, PUB will make available or cause to be made available to the Exchange Agent (i) a sufficient number of PUB Common Shares to be issued by physical certificate or book-entry transfer (each, a “New Certificate”), representing the PUB Common Shares issuable pursuant to Section 2.3 and (ii) cash to make the payments pursuant to Section 2.3 in each case, in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article 2 (collectively, the “Exchange Fund”). For avoidance of doubt, the Holdback Amount and the Indemnification Escrow Amount, as adjusted, are a part of the Total Purchase Price even though such amounts will not initially be paid at Closing and will not be paid to the Exchange Agent. Any portion of the Exchange Fund that remains unclaimed by the shareholders of LB for twelve (12) months after the Effective Time shall, to the extent permitted by applicable law, be paid to PUB or as directed by PUB. In such event, any holder of Old Certificates that has not theretofore exchanged its Old Certificates for the Per Share Consideration pursuant to this Article 2 will thereafter be entitled to look exclusively to PUB for the Per Share Consideration to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article 2, in each case, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party will be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) As promptly as reasonably practicable following the time of mailing of a Proxy Statement to the holders of record of LB Common Shares, or on such other date as LB and PUB shall mutually agree, and thereafter from time to time as LB may reasonably request until three days prior to the Election Deadline, PUB will cause the Exchange Agent to mail or deliver to each person who is a holder of record of LB Common Shares for purposes of the LB Shareholder Meeting the Election Form and a form of letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to Old Certificates will pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the consideration to which such person may be entitled pursuant to this Article 2.

(c) As promptly as reasonably practicable following the Effective Time, PUB will cause the Exchange Agent to mail or deliver such letter of transmittal to each person who was, immediately prior to the Effective Time, a holder of record of an Old Certificate and who did not previously properly complete and submit an Election Form included in such letter of transmittal. Elections shall be made by mailing to the Exchange Agent a duly completed Election Form. An Election Form may specify which specific shares covered thereby are Cash Election Shares, Stock Election Shares or No-Election Shares. To be effective, an Election Form must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 p.m., Salt Lake City time, on the later of the date of the LB Shareholder Meeting and the date that the parties believe to be as near as practicable to five Business Days prior to the anticipated Closing Date (or such other time and date as LB and PUB may mutually agree) (the “Election Deadline”) and (y) accompanied by the certificate(s) representing the LB Common Shares as to which the election is being made together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions. PUB will determine, in its sole and absolute discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Election Forms have been properly completed, signed and submitted or revoked. The decision of PUB (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. Neither PUB nor the Exchange Agent will be under any obligation to notify any person of any defect in an Election Form submitted to the Exchange Agent. A holder of LB Common Shares that does not submit an effective Election Form prior to the Election Deadline shall be deemed to have made a No-Election. An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any certificate(s) representing LB Common Shares that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such certificate(s). Upon any such revocation, unless a duly completed Election Form is thereafter submitted prior to the Election Deadline and otherwise in accordance with this Section 2.9, such shares shall be deemed No-Election Shares. The Exchange Agent, in consultation with PUB and LB, will make all computations to give effect to this Section 2.9.

(d) As promptly as reasonably practicable following the Effective Time, taking into account the computations contemplated by Section 2.8, each holder of record of an Old Certificate that has surrendered its Old Certificates, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, will be entitled to receive a New Certificate representing the PUB Common Shares issuable in exchange therefor and/or a check representing cash payable pursuant to this Article 2. No interest will accrue or be paid with respect to any New Certificates or cash to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued or cash is to be paid in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it will be a condition to the exchange that the Old Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting the exchange (x) pay any transfer or other Taxes required by reason of the issuance of the New Certificate or the making of the cash payment in a name other than the name of the holder of the surrendered Old Certificate or (y) establish to the satisfaction of PUB (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.

(e) No dividends or other distributions with respect to PUB Common Shares having a record date after the Effective Time will be paid to any holder of record of LB Common Shares until such holder has surrendered the Old Certificate representing such shares as provided herein. Following surrender of any such Old Certificates, there will be paid to the holder of New Certificates issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time previously payable with respect to the PUB Common Shares represented thereby. To the extent permitted by law, holders of LB Common Shares who receive PUB Common Shares in the Merger will be entitled to vote after the Effective Time at any meeting of PUB shareholders the number of whole PUB Common Shares into which their respective LB Common Shares are converted, regardless of whether such holders have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Agreement but, beginning 30 days after the Effective Time, no such holder will be entitled to vote on any matter until such holder surrenders such Old Certificate for exchange as provided in Section 2.9.

(f) At or after the Effective Time, there will be no transfers of Old Shares on the stock transfer books of the Surviving Corporation.

(g) If any Old Certificate will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by PUB or the Exchange Agent, the posting by such person of a bond or an indemnity in such reasonable amount as PUB or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, PUB or the Exchange Agent will, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and pay or cause to be paid the amounts deliverable in respect of the Old Shares formerly represented by such Old Certificate pursuant to this Article 2.

2.10 Withholding Rights. Each of PUB and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Agreement such amounts as they are required to deduct and withhold with respect to such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by PUB or the Exchange Agent, as the case may be, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

2.11 Fractional Shares. Notwithstanding any other provision of this Article 2, no fractional PUB Common Shares will be issued pursuant to the Merger. Instead, PUB will pay or cause to be paid to the holder of any Old Shares that would, pursuant to Section 2.3, otherwise be entitled to receive fractional PUB Common Shares an amount in cash, rounded to the nearest cent and without interest, equal to the product of (x) the fraction of a share to which such holder would otherwise have been entitled (after taking into account all Old Shares owned by such holder at the Effective Time to be converted into PUB Common Shares) and (y) the PUB Share Price.

2.12 Holdback Escrow. Prior to the Effective Time, PUB and the Shareholders’ Representative shall select, and enter into the Holdback Escrow Agreement with, a bank or trust company to act as escrow agent hereunder (the “Escrow Agent”). At the Effective Time, PUB shall defer payment of the Holdback Amount and deliver such Holdback Amount to the Escrow Agent to be released as described in this Section 2.12 and in the Holdback Escrow Agreement. For purposes of this Section 2.12 it is understood that other real estate owned assets of LSB (“OREO Assets”) are to be valued initially at their current book value as of the Closing Date (“OREO Closing Balances”). Any OREO fair value accounting adjustments arising from this transaction in accordance with GAAP shall not impact the Holdback. The Holdback Amount shall be released to the Shareholders’ Representative after the date that is twelve months after the Closing Date (the “Benchmark Date”), subject to adjustment as described further on Schedule 2.12 and as described below:

(a) For OREO Assets that are sold prior to the Benchmark Date, the Holdback Amount shall be adjusted to reflect the difference between the gross proceeds received on such assets and the OREO Closing Balances of such OREO assets, net of income taxes or benefits; and

(b) For OREO Assets that are not sold prior to the Benchmark Date, the Holdback Amount shall be adjusted (i) to reflect any write-downs (net of income taxes or benefits), or (ii) for OREO Assets that have not been subject to any write-downs, a holdback deduction (defined as 10% of the OREO Closing Balances of said OREO assets) will be subtracted from the Holdback Amount. For avoidance of doubt, write-downs will only be made when a new appraisal is required to be obtained by Bank Regulators and such appraisal mandates a reduction in the OREO Closing Balance of a particular OREO Asset, or if a particular write-down is required for GAAP.

After the Benchmark Date, PUB and the Shareholders Representative shall calculate whether the Holdback Amount must be increased or decreased due to the adjustments described in this

Section 2.12. If the Holdback Amount must be increased, PUB shall promptly distribute additional cash consideration to the Shareholders’ Representative in an amount mutually agreed to between PUB and the Shareholders’ Representative. If PUB and the Shareholders’ Representative cannot agree on what adjustments need to be made to the Holdback Amount, they shall seek arbitration in the manner described in Section 9.8 to resolve such issue. The Shareholders’ Representative shall distribute to each holder of LB Common Shares that has delivered all of the materials required by Section 2.9(d), and is thus entitled to receive PUB Common Shares and/or cash in connection with the Merger, an amount equal to the product of (a) the amount of the Holdback Amount delivered to the Shareholders’ Representative, multiplied by (b) the quotient obtained by dividing (i) the total number of shares of LB Common Shares held by such holder immediately prior to the Closing by (ii) the total number of LB Common Shares held by all shareholders that were outstanding immediately prior to the Closing. Any portion of the Holdback Amount delivered to the Shareholders’ Representative that is not delivered to the shareholders of LB pursuant to the prior sentence shall be instead delivered to PUB and shall be treated in the same manner as portions of the Exchange Fund that remain unclaimed by the shareholders of LB under Section 2.9(a).

2.13 Indemnification Escrow.

(a) Prior to the Effective Time, PUB and the Shareholders’ Representative shall enter into the Indemnification Escrow Agreement with the Escrow Agent. Exhibit C contains the summary of the Indemnification Escrow Agreement. At the Effective Time, PUB shall defer payment of $500,000 of the Total Purchase Price (the “Indemnification Escrow Amount”) and deliver such Indemnification Escrow Amount to the Escrow Agent to be released as described in Article 9 and in the Indemnification Escrow Agreement.

(b) At the end of the period that is eighteen months from the Closing Date (the “Survival Period”),

(i) if there have been no indemnification payments to or claims made by PUB Indemnified Person(s) in accordance with Article 9, the Escrow Agent shall release to the Shareholders’ Representative from the Indemnification Escrow Amount the amount of $140,000;

(ii) if there have been indemnification payments to or claims made by PUB Indemnified Person(s) in accordance with Article 9, then the Escrow Agent shall release to the Shareholders’ Representative from the Indemnification Escrow Amount the amount of $140,000 less the amount of any such indemnification payments or pending claims.

(c) Within five days following the resolution and payment of any indemnification claims that were pending at the end of the Survival Period, the Escrow Agent shall release to the Shareholders’ Representative such remaining amount from the Indemnification Escrow Amount provided that the amount of $360,000 shall remain in such escrow account.

(d) On December 31, 2017, any remaining portion of the Indemnification Escrow Amount shall be released to the Shareholders’ Representative, provided that if there is any pending claim at that date (i) with respect to a SERP Matter (defined below), or (ii) that was pending at the end of the Survival Period, then a sufficient amount shall be retained in the account with respect to such pending claim, provided that any remaining amount will be released within five (5) days after final resolution of such pending claim.

(e) On receiving any distribution with respect to the Indemnification Escrow Amount pursuant to the above provisions, the Shareholders’ Representative shall distribute to each holder of LB Common Shares that has delivered all of the materials required by Section 2.9(d) and is thus entitled to receive PUB Common Shares and/or cash in connection with the Merger an amount equal to the product of (a) the amount of the Indemnity Escrow Amount to be delivered at such time in accordance with Article 9 to the Shareholders’ Representative, multiplied by (b) the quotient obtained by dividing (i) the total number of shares of LB Common Shares held by such holder immediately prior to the Closing by (ii) the total number of LB Common Shares held by all shareholders that were outstanding immediately prior to the Closing. Any portion of the Indemnity Escrow Amount delivered to the Shareholders’ Representative that is not delivered to the shareholders of LB pursuant to the prior sentence shall be delivered to PUB and shall be treated in the same manner as portions of the Exchange Fund that remain unclaimed by the shareholders of LB under Section 2.9(a).

2.14 Dissenting Shares. If, in connection with the Merger, holders of LB Common Shares shall have demanded and perfected dissenters’ rights pursuant to Part 13 of the Utah Act (“Dissenting Shares”), none of such Dissenting Shares shall be converted into a right to receive a portion of the Total Purchase Price or any other amount deliverable with respect to such LB Common Shares in accordance with Article 2, but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the Utah Act. Each holder of Dissenting Shares who, pursuant to the provisions of the Utah Act, becomes entitled to payment of the fair value of such shares shall receive payment therefor in accordance with the Utah Act. In the event that any LB shareholder fails to make an effective demand for payment or fails to perfect its dissenters’ rights as to its LB Common Shares or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration issuable pursuant to Article 2 in respect of such shares as if such shares had never been Dissenting Shares, and PUB shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 2.9, following the satisfaction of the applicable conditions set forth in Section 2.9, the amount of the Per Share Consideration and any other amounts, to which such LB shareholders would have been entitled under Section 2.3 with respect to such shares (treating such shares as No-Election Shares). LB shall give PUB (i) prompt notice of any demand received by LB for appraisal of LB Common Shares or notice of intent to exercise a LB shareholder’s dissenters’ rights in accordance with the Utah Act, as the case may be, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for dissenters’ rights under such law. LB agrees that, except with PUB’s prior written consent, it shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any such demand for appraisal or exercise of dissenters’ rights.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PUB

PUB hereby represents and warrants to LB as follows:

3.1 Organization and Qualification. PUB is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah, and has the requisite corporate power to carry on its business as now conducted. PUB is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). BAF is a Utah chartered community bank, validly existing and in good standing under the laws of the State of Utah and has the requisite corporate power to carry on its business as now conducted. Each of PUB and BAF is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not reasonably be expected to have a material adverse effect on the business, operations or financial condition of PUB and BAF, taken as a whole.

3.2 Authority Relative to this Agreement; Non-Contravention.

(a) PUB has the requisite corporate power and authority to enter into this Agreement, the Voting and Support Agreement, the Holdback Escrow Agreement, the Indemnification Escrow Agreement and the Shareholder Agreement (the “Transaction Documents”) and to carry out its obligations hereunder. The execution and delivery of the Transaction Documents by PUB and the consummation by PUB of the transactions contemplated thereby have been duly authorized by the Board of Directors of PUB, and no other corporate proceedings on the part of PUB are necessary to authorize the Transaction Documents, the Merger and such transactions. The Transaction Documents have been duly executed and delivered by PUB and constitute valid and binding obligation of PUB, enforceable in accordance with their terms. PUB is not subject to, or obligated under, any provision of (i) its Charter (as hereinafter defined) or Bylaws, (ii) any agreement, arrangement or understanding, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its or BAF’s assets would be created, by its execution, delivery or performance of this Agreement or the consummation by it of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of PUB and its subsidiaries, taken as a whole, or the consummation of the transactions contemplated hereby.

(b) Other than in connection with (i) obtaining any approvals, as required, from the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation (“FDIC”) or from the Utah Department of Financial Institutions and notification to the Idaho Department of Finance; and (ii) obtaining approvals from the Utah Division of Securities to issue the PUB Common Shares under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “1933 Act”), under other applicable state securities or blue sky laws, and the rules and regulations thereunder (such approvals hereafter collectively referred to as the “Regulatory Approvals”); and (c) the filing with respect to the Merger of articles of merger with the Division of Corporations, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of PUB for the consummation by it of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of PUB and its subsidiaries, taken as a whole, or the consummation of the transactions contemplated hereby. As used in this Agreement, the term “Charter” with respect to any corporation shall mean those instruments that at that time constitute its charter as filed or recorded under the general corporation or other applicable law of the jurisdiction of incorporation, including the articles of incorporation, any amendments thereto and any articles of merger or consolidation.

3.3 Validity of PUB Common Shares. The PUB Common Shares to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear of any lien, pledge, security interest, encumbrance or charge of any kind.

3.4 Capital Shares. The authorized capital shares of PUB consist of 30,000,000 PUB Common Shares, par value $0.01 per share, and 3,000,000 preferred shares, par value $0.01 per share. As of the date of this Agreement, (a) 12,487,244 PUB Common Shares were issued and outstanding, and 1,061,632 PUB Common Shares were reserved for issuance pursuant to PUB’s employee stock option, incentive, and employee stock purchase plans; (b) no preferred shares were issued and outstanding.

3.5 Financial Statements. PUB has or within ten (10) Business Days following the date of this Agreement will have furnished LB with copies of the audited consolidated balance sheets of PUB and BAF as of December 31, 2010, 2011 and 2012 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “PUB Annual Financial Statements”). PUB has or within ten (10) Business Days following the date of this Agreement will have furnished PUB with copies of the unaudited consolidated balance sheets of PUB and BAF as of March 31, 2013 and 2012, and the related statements of operations and changes in shareholders’ equity for the three-month periods then ended. The consolidated balance sheet of PUB and BAF as of March 31, 2013 is herein referred to as the “Latest PUB Consolidated Balance Sheet,” and the related statement of income, shareholders’ equity and cash flows for the three-month period then ended are herein referred to as the “Related PUB Statements.” The PUB Annual Financial Statements, the Latest PUB Consolidated Balance Sheet and the Related PUB Statements are collectively referred to as the “PUB Financial Statements.” PUB Financial Statements are based upon the books and records of PUB and BAF, and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved. PUB Financial Statements fairly present the consolidated financial position of PUB and BAF as of the dates thereof and the consolidated results of operations and, as applicable, changes in shareholders’ equity and cash flows for the periods then ended.

3.6 Absence of Undisclosed Liabilities. Except as otherwise disclosed in Schedule 3.6, all of the obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted, including Taxes (as defined in Section 3.10)) with respect to or based upon transactions or events heretofore occurring (“Liabilities”), required to be reflected on the Latest PUB Balance Sheet in accordance with GAAP have been so reflected. Neither PUB nor BAF has any Liabilities except (a) as reflected on the Latest PUB Consolidated Balance Sheet, (b) Liabilities which have arisen after the date of the Latest PUB Consolidated Balance Sheet in an amount not in excess of $200,000, or (c) as otherwise disclosed on Schedule 3.6. Except as set forth on Schedule 3.6, between March 31, 2013 and ending on the date hereof, no agreements or commitments have been entered into that are binding upon PUB or BAF to extend credit, in the amount per “one borrower” (as combined and aggregated as set forth in 12 C.F.R. §32.5), of $1,000,000 or more.

3.7 No Material Adverse Changes. Since the date of the Latest PUB Consolidated Balance Sheet, there has been no material adverse change in, and no event, occurrence or development in the business of PUB or BAF, taken as a whole, that, taken together with other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a material adverse effect on the business, operations or financial condition of PUB and its subsidiaries, taken as a whole, or the ability of PUB to consummate the transactions contemplated hereby; provided, however, that a material adverse change or a material adverse effect shall not be deemed to include the impact of (a) any changes, conditions or effects in the United States economy or securities or financial markets in general (so long as PUB or BAF are not disproportionately affected thereby); (b) changes, conditions or effects that generally affect the banking industry (so long as PUB or BAF are not disproportionately affected thereby), including changes in laws or interpretations thereof by courts or governmental authorities and (c) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally.

3.8 Reports and Filings. Since January 1, 2009, each of PUB and BAF has filed each report or other filing it was required to file with any federal or state banking or bank holding company or other regulatory authority having jurisdiction over it, including the FRB and the FDIC (together with all exhibits thereto, the “PUB Regulatory Reports”). As of their respective dates or as subsequently amended prior to the date hereof, each of the PUB Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable laws, rules and regulations.

3.9 Absence of Certain Developments. Except as contemplated by this Agreement or as set forth in the Latest PUB Consolidated Balance Sheet, the Related PUB Statements or on Schedule 3.9, since the date of the Latest PUB Consolidated Balance Sheet, neither PUB nor BAF has:

(a) Except for the grant, issuance or exercise of equity incentive awards pursuant to already existing equity incentive plans, issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations and investment securities in the ordinary course of business;

(b) borrowed any amount or incurred or become subject to any material liability, except liabilities and deposit obligations incurred in the ordinary course of business, but in no event has PUB or BAF entered into any long-term borrowings with terms of greater than one year;

(c) discharged or satisfied any material lien or encumbrance on the properties or assets of PUB or BAF or paid any material liability other than in the ordinary course of business;

(d) canceled any material debts or claims or waived any rights of material value, except in the ordinary course of business or upon payment in full;

(e) suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of PUB or BAF;

(f) made any single or group of related capital expenditures or commitment therefor in excess of $75,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $75,000 for any individual lease or involves more than $300,000 for any group of related leases in the aggregate;

(g) acquired (by merger, exchange, consolidation, acquisition of shares or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to PUB;

(h) taken any other action or entered into any other transaction other than in the ordinary course of business;

(i) made any change in its accounting methods or practices, other than changes required by law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as PUB or BAF, as the case may be; or

(j) agreed to do any of the foregoing.

3.10 Tax Matters. Except as disclosed on Schedule 3.10, each of PUB and BAF, and all members of any consolidated, affiliated, combined or unitary group of which PUB or BAF is a member have timely filed all Tax (as hereinafter defined) and Tax information returns or reports required to be filed (taking into account permissible extensions) by them, and have paid (or have accrued or will accrue, prior to the Effective Time, amounts for the payment of) all Taxes relating to the time periods covered by such returns and reports. Except as disclosed on Schedule 3.10, the accrued taxes payable accounts for Taxes reflected on the Latest PUB Consolidated Balance Sheets (or the notes thereto) are sufficient for the payment of all unpaid Taxes of PUB and BAF accrued for or applicable to all periods ended on or prior to the date of the Latest PUB Consolidated Balance Sheet or which may subsequently be determined to be owing with respect to any such period. Except as disclosed on Schedule 3.10, neither PUB nor BAF has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes. Each of PUB and BAF has paid or will pay in a timely manner and as required by law all Taxes due and payable by it or which it is obligated to withhold from amounts owing to any employee or third party. Except as disclosed on Schedule 3.10, all Taxes which will be due and payable, whether now or hereafter, for any period ending on, prior to or including the Effective Time, shall have been paid by or on behalf of PUB and BAF or shall be reflected on the books of PUB and BAF as an accrued Tax liability determined in a manner which is consistent with past practices and the Latest PUB Consolidated Balance Sheet, without taking into account the Merger. In the five years prior to the date of this Agreement, no Tax returns of PUB or BAF have been audited by any governmental authority other than as disclosed on Schedule 3.10; and, except as set forth on Schedule 3.10, there are no unresolved questions, claims or disputes asserted by any relevant taxing authority concerning the liability for Taxes of PUB or BAF. Neither PUB nor BAF has made an election under Section 341(f) of the Code for any taxable years not yet closed for statute of limitations purposes. In the five years prior to the date of this Agreement, no demand or claim has been made against PUB or BAF with respect to any Taxes arising out of membership or participation in any consolidated, affiliated, combined or unitary group of which PUB or BAF was at any time a member. The tax identification number for PUB and BAF are set forth on Schedule 3.10. For purposes of this Agreement, the term “Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits tax, environmental tax, customs duty, capital shares, deposits, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, workers’ compensation, employment-related insurance, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other tax, fee, assessment or charge of any kind whatsoever, including any interest, penalties or additions to, or additional amounts in respect of the foregoing.

3.11 Litigation. Except as set forth on Schedule 3.11, there are no actions, suits, proceedings, orders or investigations pending or, to the knowledge of PUB, threatened against PUB or BAF, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. None of the matters set forth on Schedule 3.11, individually or in the aggregate, will have or could reasonably be expected to have a material adverse effect on the business, operations or financial condition of PUB and BAF.

3.12 Compliance with Laws; Permits. Each of PUB and BAF has complied in all respects with all applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof which affect the business or any owned or leased properties of PUB and BAF and to which PUB or BAF may be subject (including, without limitation, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Bank Holding Company Act, the Federal Deposit Insurance Act, as amended, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act, the Community Reinvestment Act, and the Federal Reserve Act, each as amended, and any other state or federal acts (including rules and regulations thereunder) regulating or otherwise affecting employee health and safety or the environment), except where the failure to so comply would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of PUB and BAF, taken as a whole, or PUB’s ability to consummate the transactions contemplated hereby; and no claims have been filed by any such governments or agencies against PUB or BAF alleging such a violation of any such law or regulation which have not been resolved to the satisfaction of such governments or agencies. Each of PUB and BAF holds all of the permits, licenses, certificates and other authorizations of foreign, federal, state and local governmental agencies required for the conduct of its business, except where failure to obtain such authorizations would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of PUB and BAF, taken as whole, or the ability of PUB to consummate the transactions contemplated hereby. Neither PUB nor BAF is subject to any cease and desist order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (collectively, the “Bank Regulators”), nor have any of PUB or BAF been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

3.13 Disclosure. The representations and warranties of PUB contained in this Agreement are true and correct in all material respects, and such representations and warranties do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to PUB which has not been disclosed to LB pursuant to this Agreement and the Schedules hereto which would have or would reasonably be expected to have a material adverse effect on the business, operations or financial condition of PUB and its subsidiaries, taken as a whole, or the ability of PUB to consummate the transactions contemplated hereby.

3.14 Regulatory Approvals. As of the date hereof, PUB is not aware of any fact that would likely result in the Regulatory Approvals not being obtained.

3.15 Loans.

(a) The documentation relating to each loan made by BAF and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens. The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including, without limitation, laws, rules and regulations relating to the extension of credit).

(b) Except as shown on the books and records of PUB as provided to LB on or prior to the date hereof, there are no loans, leases, other extensions of credit or commitments to extend credit of PUB or BAF that have been or, to the knowledge of PUB, should have been classified by PUB or BAF (based upon historical practices) as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification. In response to a request for information by LB, PUB has provided to LB written information concerning the loan portfolios of BAF that is true, correct and complete in all material respects, and no material information with respect to the loan portfolios of BAF has been withheld from LB.

3.16 Takeover Laws. PUB and the Board of Directors of PUB have taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from any state antitakeover laws, including without limitation Utah’s Control Shares Acquisitions Act (Utah Code Ann. §61-6-1 et seq.).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF LB

LB hereby represents and warrants to PUB as follows:

4.1 Organization and Qualification. LB is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah, and has the requisite corporate power to carry on its business as now conducted. LB is registered as a bank holding company under the Bank Holding Company Act. LSB is a Utah chartered community bank duly organized, validly existing and in good standing under the laws of the State of Utah, and has the requisite corporate power to carry on its business as now conducted. The copies of the Charter and Bylaws, if applicable, of each of LB and LSB which have been provided to PUB prior to the date of this Agreement are correct and complete and reflect all amendments made thereto through the date hereof. Each of LB and LSB is licensed or qualified to do business in every jurisdiction in which the nature of its respective business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not reasonably be expected to have a material adverse effect on the business, operations or financial condition of LB and LSB, taken as a whole. The Idaho Branch is not registered in Idaho with the Idaho Financial Regulatory Authority and is not required to do so.

4.2 Authority Relative to this Agreement; Non-Contravention.

(a) LB has the requisite corporate power and authority to enter into the Transaction Documents and to carry out its obligations hereunder. The execution and delivery of the Transaction Documents by LB and the consummation by LB of the transactions contemplated thereby have been duly authorized by the Board of Directors of LB and, other than the approval of the Merger by shareholders of LB (the “Required LB Shareholder Vote”), no other corporate proceedings on the part of LB are necessary to authorize the Transaction Documents, the Merger and the transactions contemplated in this Agreement. Each of the Transaction Documents has been duly executed and delivered by LB and constitutes a valid and binding obligation of LB, enforceable in accordance with its terms. Except as disclosed on Schedule 4.2(a), neither LB nor LSB is subject to, or obligated under, any provision of (i) its respective Charter or Bylaws, (ii) any agreement, arrangement or understanding, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of LB and the LSB, taken as a whole, or the consummation of the transactions contemplated hereby.

(b) Other than the Regulatory Approvals, the Required Consents, and the filing of articles of merger with the Division of Corporations, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of LB or LSB for the consummation by LB of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of LB and LSB, taken as a whole, or the consummation of the transactions contemplated hereby.

4.3 Capitalization. The authorized, issued and outstanding capital shares of each of LB and LSB as of the date hereof is set forth on Schedule 4.3. Except as set forth on Schedule 4.3, all of the issued and outstanding capital shares of LSB are owned by LB, free and clear of any lien, pledge, security interest, encumbrance or charge of any kind, other than encumbrances arising as a result of requisite regulatory approvals for transfer. The issued and outstanding capital shares of each of LB and LSB are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating LB or LSB to issue, sell, purchase or redeem any of their capital shares or securities or obligations of any kind convertible into or exchangeable for any of their capital shares or of any of their subsidiaries or affiliates, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of the capital shares of LB or LSB, or the earnings or other attributes of LB or LSB.

4.4 Financial Statements. LB has or within ten (10) Business Days following the date of this Agreement will have furnished PUB with copies of the audited consolidated balance sheets of LB and LSB as of December 31, 2010, 2011 and 2012 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “LB Annual Financial Statements”). LB has or within ten (10) Business Days following the date of this Agreement will have furnished PUB with copies of the unaudited consolidated balance sheets of LB and LSB as of March 31, 2013 and 2012, and the related statements of operations and changes in shareholders’ equity for the three-month periods then ended. The consolidated balance sheet of LB and LSB as of March 31, 2013 is herein referred to as the “Latest LB Consolidated Balance Sheet,” and the related statement of income, shareholders’ equity and cash flows for the three-month period then ended are herein referred to as the “Related LB Statements.” The LB Annual Financial Statements, the Latest LB Consolidated Balance Sheet and the Related LB Statements are collectively referred to as the “LB Financial Statements.” LB Financial Statements are based upon the books and records of LB and LSB, and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved. LB Financial Statements fairly present the consolidated financial position of LB and LSB as of the dates thereof and the consolidated results of operations and, as applicable, changes in shareholders’ equity and cash flows for the periods then ended.

4.5 Loans.

(a) The documentation relating to each loan made by LSB and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens. The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including, without limitation, laws, rules and regulations relating to the extension of credit).

(b) Except as shown on the books and records of LB as provided to PUB on or prior to the date hereof, there are no loans, leases, other extensions of credit or commitments to extend credit of LB or LSB that have been or, to the knowledge of LB, should have been classified by LB or LSB (based upon historical practices) as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification. In response to a request for information by PUB, LB has provided to PUB written information concerning the loan portfolios of LSB that is true, correct and complete in all material respects, and no material information with respect to the loan portfolios of LSB has been withheld from PUB.

4.6 Reports and Filings. Since January 1, 2009, each of LB and LSB has filed each report or other filing that it was required to file with any federal or state banking, bank holding company or other applicable regulatory authorities having jurisdiction over it, including the FRB and the FDIC (together with all exhibits thereto, the “LB Regulatory Reports”). LB has provided or made available to PUB copies of all LB Regulatory Reports. As of their respective dates or as subsequently amended prior to the date hereof, each of the LB Regulatory Reports was true and correct and complied in all material respects with applicable laws, rules and regulations.

4.7 Subsidiaries. Except for the shares of LSB owned by LB, neither LB nor LSB owns any shares, partnership interest, joint venture interest or any other security issued by any other corporation, organization or entity, except securities owned by LSB in the ordinary course of its business.

4.8 Absence of Undisclosed Liabilities. Except as otherwise disclosed in Schedule 4.8, all of the Liabilities required to be reflected on the Latest LB Consolidated Balance Sheet in accordance with GAAP have been so reflected. Neither LB nor LSB has any Liabilities except (a) as reflected on the Latest LB Consolidated Balance Sheet, (b) Liabilities which have arisen after the date of the Latest LB Consolidated Balance Sheet in an amount not in excess of $200,000, or (c) as otherwise disclosed on Schedule 4.8. Except as set forth on Schedule 4.8, between March 31, 2013 and ending on the date hereof, no agreements or commitments have been entered into that are binding upon LB or LSB, to extend credit, in the amount per “one borrower” (as combined and aggregated as set forth in 12 C.F.R. §32.5), of $350,000 or more.

4.9 Books and Records. The books of account of LB and LSB, are complete and correct and have been maintained in accordance with sound business practices. Each transaction is properly and accurately recorded on the books and records of LB or LSB, and each document upon which entries in LB or LSB’s books and records are based is complete and accurate in all material respects. LB and LSB each maintain a system of internal accounting controls adequate to insure that it maintains no off-the-books accounts and that its assets are used only in accordance with its management directives. The minute books and stock or equity records of each of LB and LSB, all of which have been made available to PUB, are complete and correct. The minute books of each of LB and LSB contain accurate records of all meetings held and actions taken by the holders of shares or equity interests, the boards of directors and committees of the boards of directors or other governing body of each of LB and LSB, and no meeting of any such holders, boards of directors or other governing body or committees has been held for which minutes are not contained in such minute books. At the Closing, all such books and records will be in the possession of LB.

4.10 No Material Adverse Changes. Since the date of the Latest LB Consolidated Balance Sheet, there has been no material adverse change in, and no event, occurrence or development in the business of LB or LSB that, taken together with other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a material adverse effect on the business, operations or financial condition of LB and LSB, taken as a whole, or the ability of LB to consummate the transactions contemplated hereby; provided, however, that a material adverse change or a material adverse effect shall not be deemed to include the impact of (a) any changes, conditions or effects in the United States economy or securities or financial markets in general (so long as LB or LSB are not disproportionately affected thereby); (b) changes, conditions or effects that generally affect the banking industry, (so long as LB or LSB are not disproportionately affected thereby), including changes in laws or interpretations thereof by courts or governmental authorities and (c) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally.

4.11 Absence of Certain Developments. Except as contemplated by this Agreement or as set forth in the Latest LB Consolidated Balance Sheet, the Related LB Statements or on Schedule 4.11, since March 31, 2013, neither LB nor LSB has:

(a) issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations and investment securities in the ordinary course of business;

(b) redeemed, purchased, acquired or offered to acquire, directly or indirectly, any capital shares or other securities of LB or LSB;

(c) split, combined or reclassified any outstanding capital shares of LB or LSB or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any capital shares of LB or LSB or other securities;

(d) borrowed any amount or incurred or become subject to any material liability, except liabilities and deposit obligations incurred in the ordinary course of business, but in no event has LB or LSB entered into any long-term borrowings with terms of greater than one year;

(e) discharged or satisfied any material lien or encumbrance on the properties or assets of LB or LSB or paid any material liability other than in the ordinary course of business;

(f) sold, assigned, transferred, mortgaged, pledged or subjected to any lien or other encumbrance any of the assets of LB or LSB, except (A) in the ordinary course of business, including OREO Assets (B) liens and encumbrances for current property taxes not yet due and payable and (C) liens and encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(g) canceled any material debts or claims or waived any rights of material value, except in the ordinary course of business or upon payment in full;

(h) suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of LB or LSB;

(i) made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee, in each case, other than in the ordinary course of business and consistent with past practice as such past practice has been disclosed to PUB;

(j) made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, except as required by law;

(k) made any single or group of related capital expenditures or commitment therefor in excess of $25,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $25,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

(l) acquired (by merger, exchange, consolidation, acquisition of shares or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to LB;

(m) taken any other action or entered into any other transaction other than in the ordinary course of business;

(n) made any change in its accounting methods or practices, other than changes required by law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as LSB or LB, as the case may be; or

(o) agreed to do any of the foregoing.

4.12 Properties.

(a) LB or LSB own good and marketable title to each parcel of real property identified on Schedule 4.12 as being owned by LB or LSB (the “Owned Real Property”), free and clear of any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership (collectively, an “Encumbrance”), except for (i) mortgages or trust deeds on real property set forth on Schedule 4.12, (ii) Encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby, (iii) liens for current taxes and special assessments not yet due and payable, (iv) leasehold estates with respect to buildings owned by LB or LSB, which leases are identified on Schedule 4.12, (v) easements, rights-of-way, zoning ordinances and other similar encumbrances which do not prohibit or interfere with the current operation of Owned Real Property and which do not render title unmarketable; and (vi) property disposed of since the date of the Latest LB Consolidated Balance Sheet in the ordinary course of business; provided, that no disposal of any real property shall be considered to be in the ordinary course of business except for transactions where the related purchase price is less than $100,000 or is equal to or greater than the carrying value of that asset (collectively, “Permitted Encumbrances”). Schedule 4.12 also identifies the property that is OREO Assets.

(b) LB or LSB owns good and marketable title to all of the personal property, fixtures, furniture and equipment reflected on the Latest LB Consolidated Balance Sheet or acquired since the date thereof, free and clear of all Encumbrances, except for Permitted Encumbrances.

(c) Schedule 4.12 correctly sets forth a brief description, including the term, of each lease for real property to which LB or LSB is a party as lessee (the “Leased Real Property,” and together with the Owned Real Property, the “Real Property”). The Leased Real Property is subject to no ground lease, master lease, mortgage, deed of trust or other Encumbrance or interests that would entitle the holder thereof to interfere with or disturb use or enjoyment of the Leased Real Property or the exercise by the lessee of its rights under such lease so long as the lessee is not in default under such lease

(d) Schedule 4.12 correctly sets forth a brief description, including the term, of each lease of personal property to which LB or LSB is a party as lessee.

(e) LB has delivered to PUB complete and accurate copies of each of the leases described on Schedule 4.12, and none of such leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered to PUB. Except as set forth in Schedule 4.12, the leases described on Schedule 4.12 are in full force and effect in all material respects. Except as set forth in Schedule 4.12, each of LB and LSB, as the case may be (if lessee under such lease), has a valid and existing leasehold interest under each lease described on Schedule 4.12 for the term set forth therein. Except as set forth in Schedule 4.12, neither LB nor LSB is in default, and, to LB’s knowledge, none of the other parties to any of such leases is in default under the leases described on Schedule 4.12, and no circumstances exist which could result in such a default under any of such leases. There has been no cancellation, and to LB’s knowledge no breach or anticipated breach, by any other party to any lease described on Schedule 4.12.

(f) Each parcel of Owned Real Property or Leased Real Property occupied as a branch office has access sufficient for the conduct of the business as conducted or as proposed to be conducted by LB or LSB on such parcel of Real Property to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas, telephone, fiber optic, and other utilities used in the operation of the business at that location. To LB’s knowledge, the zoning for each parcel of Real Property permits the existing improvements and the continuation of the business being conducted thereon as a conforming use. Neither LB nor LSB is in violation of any applicable zoning ordinance or other Law relating to the Real Property, and neither LB nor LSB has received any notice of any such violation or the existence of any condemnation or other proceeding with respect to any of the Real Property. To LB’s knowledge, there are no improvements made or contemplated to be made by any governmental entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against any of the Owned Real Property or any Leased Real Property for which LB is responsible for such costs, and there are no present assessments, special assessments, special Taxes or charges.

(g) Except as set forth in Schedule 4.12, all of the buildings, fixtures, furniture and equipment necessary for the conduct of the business of LB or LSB are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business. Each of LB and LSB owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.

4.13 Environmental Matters. To LB’s knowledge, neither its conduct nor its operation or the conduct or operation of LSB nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or violated Environmental Laws, and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws. To LB’s knowledge, no property on which LSB or LB holds a lien is in material violation of any Environmental Laws and no condition exists or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in material liability under Environmental Laws. Neither LB nor LSB has received any written notice from any person that LB or LSB or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property. “Environmental Laws” means: all applicable local, state and federal environmental, health and safety laws and regulations, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder; and state counterparts to the foregoing.

4.14 Tax Matters. Except as disclosed on Schedule 4.14, each of LB and LSB, and all members of any consolidated, affiliated, combined or unitary group of which LB or LSB is a member have timely filed all Tax (as hereinafter defined) and Tax information returns or reports required to be filed (taking into account permissible extensions) by them, and have paid (or have accrued or will accrue, prior to the Effective Time, amounts for the payment of) all Taxes relating to the time periods covered by such returns and reports. Except as disclosed on Schedule 4.14, the accrued taxes payable accounts for Taxes reflected on the Latest LB Consolidated Balance Sheet (or the notes thereto) are sufficient for the payment of all unpaid Taxes of LB and LSB accrued for or applicable to all periods ended on or prior to the date of the Latest LB Consolidated Balance Sheet or which may subsequently be determined to be owing with respect to any such period. Except as disclosed on Schedule 4.14, neither LB nor LSB has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes. Each of LB and LSB has paid or will pay in a timely manner and as required by law all Taxes due and payable by it or which it is obligated to withhold from amounts owing to any employee or third party. Except as disclosed on Schedule 4.14, all Taxes which will be due and payable, whether now or hereafter, for any period ending on, prior to or including the Effective Time, shall have been paid by or on behalf of LB and LSB or shall be reflected on the books of LB and LSB as an accrued Tax liability determined in a manner which is consistent with past practices and the Latest LB Consolidated Balance Sheet, without taking into account the Merger. In the five years prior to the date of this Agreement, no Tax returns of LB or LSB have been audited by any governmental authority other than as disclosed on Schedule 4.14; and, except as set forth on Schedule 4.14, there are no unresolved questions, claims or disputes asserted by any relevant taxing authority concerning the liability for Taxes of LB or LSB. Neither LB nor LSB has made an election under Section 341(f) of the Code for any taxable years not yet closed for statute of limitations purposes. In the five years prior to the date of this Agreement, no demand or claim has been made against LB or LSB with respect to any Taxes arising out of membership or participation in any consolidated, affiliated, combined or unitary group of which LB or LSB was at any time a member. The tax identification number for LB and LSB are set forth on Schedule 4.14.

4.15 Contracts and Commitments.

(a) Except as set forth on Schedule 4.15, neither LB nor LSB (i) is a party to any collective bargaining agreement or contract with any labor union, (ii) is a party to any written or oral contract relating to any consulting services or to severance pay for any person, (iii) is a party to any written or oral agreement or understanding to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), (iv) is a party to any (A) contract or group of related contracts with the same party for the purchase or sale of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $25,000 for any individual contract or $100,000 for any group of related contracts in the aggregate, (B) other contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, which is not entered into in the ordinary course of business and is either not terminable by it on 30 days’ or less notice without penalty or involves more than $25,000 for any individual contract or $100,000 in the aggregate for any group of related contracts, (C) contract, agreement, arrangement or understanding that restricts its ability to engage in any and all activities permissible under applicable laws and regulations, or (D) other agreement material to the business of LB and LSB, taken as a whole, which is not entered into in the ordinary course of business, or (v) has any commitments for capital expenditures in excess of $25,000.

(b) Except as disclosed on Schedule 4.15, (i) since the date of the Latest LB Consolidated Balance Sheet, no customer has indicated in writing addressed to a branch manager of LB or any other LB Employee with greater authority that it will stop or decrease the rate of business done with LB or LSB (except for changes in the ordinary course of such business) where the loss of such customer or the decrease in business would, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of LB and LSB, taken as a whole; (ii) each of LB and LSB has performed all obligations required to be performed by it prior to the date hereof in connection with the contracts or commitments set forth on Schedule 4.15, and neither LB nor LSB is in receipt of any claim of default under any contract or commitment set forth on Schedule 4.15, except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of LB and LSB, taken as a whole; (iii) neither LB nor LSB has any present expectation or intention of not fully performing any material obligation pursuant to any contract or commitment set forth on Schedule 4.15; and (iv) to the knowledge of LB, there has been no cancellation, breach or anticipated breach by any other party to any contract or commitment set forth on Schedule 4.15, except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of LB and LSB, taken as a whole.

4.16 Litigation. Except as set forth on Schedule 4.16, there are no actions, suits, proceedings, orders or investigations pending or, to the knowledge of LB, threatened against LB or LSB, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. None of the matters set forth on Schedule 4.16, individually or in the aggregate, will have or could reasonably be expected to have a material adverse effect on the business, operations or financial condition of LB and LSB.

4.17 No Brokers or Finders. Except as provided in the letter agreement effective between LB and Sandler O’Neil + Partners, L.P., there are no claims or basis for any claims for brokerage commissions, finders’ fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, understanding, commitment or agreement made by or on behalf of LB or LSB.

4.18 Employees. Neither LB nor LSB is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; nor are they the subject of a proceeding asserting that they have committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel it or any of its subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor, to LB’s knowledge, is any such proceeding threatened; nor is there any strike or other material labor dispute involving it or any of its subsidiaries pending or, to its knowledge, threatened; nor, to its knowledge, is there any activity involving Employees seeking to certify a collective bargaining unit or engaging in other organizational activity. LB and its subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not and would not reasonably be expected to adversely interfere in any material respect with the conduct of its or any of its subsidiaries’ business.

4.19 Employee Benefit Plans.

(a) All benefit, employment, severance, change in control, bonus and other compensation and benefits plans, contracts, agreements, policies or arrangements under which LB’s and its subsidiaries’ current or former employees (“Employees”), directors, officers, independent contractors or consultants have any rights, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and supplemental pension and executive retirement, non-qualified deferred compensation, rabbi trust, stock option, stock purchase, stock appreciation, stock-based, incentive and bonus plans and agreements (“Benefit Plans”) have been previously provided to PUB. Copies of all Benefit Plans and, as applicable, all amendments thereto, all summary plan descriptions, the most recently filed Form 5500, the most recent IRS determination or opinion letter, and the most recent actuarial valuation reports have all been made available to PUB.

(b) Except as set forth on Schedule 4.19(b), and except as would not be expected to result, individually or in the aggregate, in a material liability to LB, all Benefit Plans have been maintained and operated according to the terms thereof and the applicable requirements of ERISA, the Internal Revenue Code and other applicable laws. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”), and LB is not aware of any circumstances that are reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Internal Revenue Code.

(c) Neither LB nor any entity that is considered one employer with LB or any of its subsidiaries under Section 4001 of ERISA or Section 414 of the Internal Revenue Code maintains or contributes to or has maintained or contributed to within the past six (6) years an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(d) All material contributions required to be made under each Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA have been timely made, and all obligations to make contributions in respect of each Benefit Plan have been properly accrued and reflected in the regulatory filings as of the date of such filings.

4.20 Insurance. Schedule 4.20 hereto lists each insurance policy maintained by LB or LSB with respect to its properties and assets. Prior to the date hereof, LB has delivered to PUB complete and accurate copies of each of the insurance policies described on Schedule 4.20. All such insurance policies are in full force and effect, and neither LB nor LSB is in default with respect to its obligations under any of such insurance policies.

4.21 Affiliate Transactions. Except as set forth on Schedule 4.21, neither LB nor LSB, nor any of their respective executive officers or directors, or any member of the immediate family of any such executive officer or director (which for the purposes hereof shall mean a spouse, minor child or adult child living at the home of any such executive officer or director), or any entity which any of such persons “controls” (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement or any other agreement with LB or LSB (other than normal employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of LB or LSB.

4.22 Compliance with Laws; Permits. Except as set forth on Schedule 4.19(b), each of LB and LSB has complied in all respects with all applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof which affect the business or any owned or leased properties of LB and LSB and to which LB or LSB may be subject (including, without limitation, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Bank Holding Company Act, the Federal Deposit Insurance Act, as amended, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act, the Community Reinvestment Act, and the Federal Reserve Act, each as amended, and any other state or federal acts (including rules and regulations thereunder) regulating or otherwise affecting employee health and safety or the environment), except where the failure to so comply would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of LB and LSB, taken as a whole, or LB’s ability to consummate the transactions contemplated hereby; and no claims have been filed by any such governments or agencies against LB or LSB alleging such a violation of any such law or regulation which have not been resolved to the satisfaction of such governments or agencies. Each of LB and LSB holds all of the permits, licenses, certificates and other authorizations of foreign, federal, state and local governmental agencies required for the conduct of its business, except where failure to obtain such authorizations would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of LB and LSB, taken as whole, or the ability of LB to consummate the transactions contemplated hereby. Neither LB nor LSB is subject to any cease and desist order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of the Bank Regulators, nor have any of LB or LSB been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

4.23 Administration of Fiduciary Accounts. LSB has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. None of LB, LSB or any of their respective officers or directors has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the business, operations or financial condition of LB or LSB and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

4.24 Regulatory Approvals. As of the date hereof, LB is not aware of any fact that would likely result in the Regulatory Approvals not being obtained.

4.25 Interest Rate Risk Management Instruments.

(a) Schedule 4.25 sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which LB or LSB is a party or by which any of their properties or assets may be bound. LB has delivered to PUB true, correct and complete copies of all such interest rate risk management agreements and arrangements.

(b) All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which LB or LSB is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the knowledge of LB, in accordance with prudent banking practice and applicable rules, regulations and policies of Bank Regulators and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Each of LB and LSB has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and to the knowledge of LB, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.26 [intentionally omitted]

4.27 Voting Requirements. The affirmative vote at the LB Shareholders Meeting of a majority of the outstanding common shares of LB issued and outstanding and entitled to vote at the LB Shareholders Meeting to approve and adopt this Agreement is the only vote of holders of any class or series of LB’s capital shares necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

4.28 Takeover Laws. LB and the Board of Directors of LB have taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from any state antitakeover laws, including without limitation Utah’s Control Shares Acquisitions Act (Utah Code Ann. §61-6-1 et seq.).

4.29 Investments.

(a) Set forth on Schedule 4.29(a) is a complete and correct list and description as of the date of this Agreement or the Closing Date, as applicable, of all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by LB or LSB, other than, with respect to LSB, in a fiduciary or agency capacity (the “Investment Securities”). Except as set forth on Schedule 4.29(a) with respect to each Investment Security, LB and LSB have good and marketable title to all Investment Securities held by them, free and clear of all Encumbrances, except for Permitted Encumbrances and except to the extent such Investment Securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of LB or LSB. A complete and correct list of such pledged Investment Securities is included on Schedule 4.29(a). The Investment Securities are valued on the books of LB and LSB in accordance with GAAP.

(b) Except as set forth on Schedule 4.29(b) and as may be imposed by applicable securities laws, none of the Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of LB or LSB to dispose of such investment at any time. With respect to all material repurchase agreements to which LB or LSB is a party, LB or LSB, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c) Neither of LB nor LSB has sold or otherwise disposed of any Investment Securities in a transaction in which the acquiror of such Investment Securities or other person has the right, either conditionally or absolutely, to require LB or LSB to repurchase or otherwise reacquire any such Investment Securities.

4.30 Technology and Intellectual Property.

(a) Attached as Schedule 4.30 is a Schedule of Intellectual Property, which sets forth a complete and correct list of all (i) registered trademarks, service marks, domain names, copyrights and patents; (ii) applications for registration or grant of any of the foregoing; (iii) unregistered trademarks, service marks, trade names, logos and assumed names; and (iv) licenses for any of the foregoing, in each case, owned by LB or LSB or used in or necessary to conduct LB’s or LSB’s businesses as presently conducted. The items on Schedule 4.30, together with all other trademarks, service marks, trade names, logos, assumed names, patents, copyrights, trade secrets, computer software, licenses, formulae, customer lists or other databases, business application designs and inventions currently used in or necessary to conduct the businesses of LB and LSB constitute the “Intellectual Property.”

(b) LB or LSB, as applicable, has ownership of, or such other rights by license, lease or other agreement in and to, the Intellectual Property as is necessary to permit LB and LSB to use the Intellectual Property in the conduct of their respective businesses as presently conducted. Neither LB nor LSB has received notice (whether written or, to the knowledge of LB or LSB, oral) alleging that LB or LSB has infringed or violated any trademark, trade name, copyright, patent, trade secret right or other proprietary right of others, and to LB’s or LSB’s knowledge, it has not committed any such violation or infringement. To the knowledge of LB or LSB, there are no facts or circumstances that, upon consummation of the transactions contemplated hereby, would cause LB or LSB to be in any way more restricted in their respective use of any of the Intellectual Property than it was on the date hereof under any contract to which LB or LSB is a party or by which it is bound, or that use of such Intellectual Property by LB or LSB will, as a result of such consummation, violate or infringe the rights of any person, or subject PUB or BAF to liability of any kind, under any such contract.

(c) The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by LB or LSB in connection with their respective businesses, and have not materially malfunctioned or failed within the past three (3) years. “IT Assets” means the computers, computer software, firmware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned or leased by LB or LSB. To the knowledge of LB or LSB, the IT Assets do not contain any worms, viruses, bugs, faults or other devices or effects that (i) enable or assist any person or entity to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation. To the knowledge of LB or LSB, in the last three years no person or entity has gained unauthorized access to the IT Assets. LB and LSB have implemented reasonable back-up and disaster recovery technology consistent with industry practices. To the knowledge of LB or LSB and except for “off the shelf” software licensed by LB or LSB in the ordinary course of business, none of the IT Assets contains any shareware, open source code, or other software the use of which requires licensing of any intellectual property.

4.31 Disclosure. The representations and warranties of LB contained in this Agreement do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to LB which has not been disclosed to PUB pursuant to this Agreement and the Schedules hereto which would have or would reasonably be expected to have a material adverse effect on the business, operations or financial condition of LB and LSB or the ability of LB to consummate the transactions contemplated hereby.

ARTICLE 5

CONDUCT OF BUSINESS PENDING THE MERGER

5.1 Conduct of LB/LSB Business. From the date of this Agreement to the Effective Time, unless PUB shall otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including this Section 5.1:

(a) the business of LB and LSB shall be conducted only in, and neither LB nor LSB shall take any action except in, the ordinary course and in accordance, in all material respects, with all applicable laws, rules and regulations and past practices;

(b) neither LB nor LSB shall, directly or indirectly,

(i) amend or propose to amend its Charter or Bylaws;

(ii) issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the ordinary course of business;

(iii) redeem, purchase, acquire or offer to acquire, directly or indirectly, any capital shares of or any other ownership interest in LB or LSB;

(iv) split, combine or reclassify any outstanding capital shares of LB or LSB, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to capital shares of LB, except that LSB shall be permitted to pay dividends to LB on the common shares of LSB owned by LB;

(v) borrow any amount or incur or become subject to any material liability, except liabilities incurred in the ordinary course of business, but in no event will LB or LSB enter into any long-term borrowings with a term of greater than one year;

(vi) discharge or satisfy any material lien or encumbrance on the properties or assets of LB or LSB or pay any material liability, except otherwise in the ordinary course of business;

(vii) sell, assign, transfer, mortgage, pledge or subject to any lien or other encumbrance any of its assets, except (A) the sale of any mortgage loan to a third party mortgage lender in the ordinary course of business; (B) the sale, assignment or transfer of any real property in the ordinary course of business; except, such sale, assignment or transfer of any real property shall not be considered in the ordinary course of business except where the value of the individual transaction is less than $100,000, (C) liens and encumbrances for current property taxes not yet due and payable and (D) liens and encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(viii) cancel any material debt or claims or waive any rights of material value, except in the ordinary course of business;

(ix) acquire (by merger, exchange, consolidation, acquisition of shares or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to LB, except in exchange for debt previously contracted, including OREO Assets;

(x) other than as set forth on Schedule 4.11, make any single or group of related capital expenditures or commitments therefor in excess of $25,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $50,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate; or

(xi) enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this Section 5.1(b);

(c) neither LB nor LSB shall, directly or indirectly, enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, wage, salary or compensation increases, or severance or termination pay to, or promote, any director, officer, employee, group of employees or consultant or hire any employee, except in the ordinary course of business consistent with past practice or as disclosed on Schedule 5.1(c);

(d) neither LB nor LSB shall adopt or amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as and to the extent required by law or as disclosed on Schedule 5.1(d);

(e) each of LB and LSB shall not allow its current insurance policies to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially equal to the coverage under the canceled, terminated or lapsed policies are in full force and effect;

(f) neither LB nor LSB shall enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation which is set forth on Schedule 4.16 or to which LB or LSB becomes a party after the date of this Agreement, without prior consultation (as defined below) with PUB;

(g) each of LB and LSB shall preserve intact in all material respects the business organization and the goodwill of each of LB and LSB and keep available the services of its officers and employees as a group and preserve intact material agreements and credit facilities, and LB shall confer on a regular and frequent basis with representatives of PUB, as reasonably requested by PUB, to report on operational matters and the general status of ongoing operations;

(h) neither LB nor LSB shall take any action with respect to investment securities held or controlled by any of them inconsistent with past practices, alter its investment portfolio duration policy as heretofore in effect or, without prior consultation with PUB, take any action that would have or could reasonably be expected to have a material effect on LSB’s asset/liability position;

(i) LSB shall not make any agreements or commitments binding it to extend credit except in a manner consistent with past practice and in accordance with LSB’s lending policies as disclosed to PUB, and LSB shall not make any agreements or commitments binding it to extend credit in an amount in excess of $350,000, or sell, assign or otherwise transfer any participation in any loan, in each case without prior consultation (as defined below) with PUB;

(j) with respect to properties leased by LB or LSB, neither LB nor LSB shall renew, exercise an option to extend, cancel or surrender any lease of real property nor allow any such lease to lapse, without the consent of PUB, which consent shall not be unreasonably withheld;

(k) neither LB nor LSB shall make any change in its accounting methods or practices, other than changes required by law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as LSB, as the case may be; and

(l) neither LB nor LSB shall agree to do any of the foregoing.

For purposes of this Agreement, the words “prior consultation” with respect to any action means advance notice of such proposed action and a reasonable opportunity to discuss such action in good faith prior to taking such action.

5.2 Conduct of PUB/BAF Business. From the date of this Agreement to the Effective Time, unless LB shall otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including this Section 5.2:

(a) the business of PUB and BAF shall be conducted only in, and neither PUB nor BAF shall take any action except in, the ordinary course and in accordance, in all material respects, with all applicable laws, rules and regulations and past practices;

(b) neither PUB nor BAF shall, directly or indirectly,

(i) amend or propose to amend its Charter;

(ii) Except for the grant, issuance or exercise of equity incentive awards pursuant to already existing equity incentive plans, issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the ordinary course of business;

(iii) redeem, purchase, acquire or offer to acquire, directly or indirectly, any capital shares of or any other ownership interest in PUB or BAF;

(iv) split, combine or reclassify any outstanding capital shares of PUB or BAF, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to capital shares of PUB, except that BAF shall be permitted to pay dividends to PUB on the common shares of BAF owned by PUB and PUB will be permitted to pay cash dividends to its shareholders;

(v) borrow any amount or incur or become subject to any material liability, except liabilities incurred in the ordinary course of business, but in no event will PUB or BAF enter into any long-term borrowings with a term of greater than one year;

(vi) discharge or satisfy any material lien or encumbrance on the properties or assets of PUB or BAF or pay any material liability, except otherwise in the ordinary course of business;

(vii) sell, assign, transfer, mortgage, pledge or subject to any lien or other encumbrance any of its assets, except in the ordinary course of business;(

(viii) acquire (by merger, exchange, consolidation, acquisition of shares or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to PUB, except in exchange for debt previously contracted, including OREO Assets; or

(ix) enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this Section 5.2(b);

(c) neither PUB nor BAF shall make any change in its accounting methods or practices, other than changes required by law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as BAF, as the case may be; and

(d) neither PUB nor BAF shall agree to do any of the foregoing.

ARTICLE 6

ADDITIONAL COVENANTS AND AGREEMENTS

6.1 Filings and Approvals. PUB and LB will use all reasonable efforts and will cooperate with each other in the preparation and filing of, and PUB will file, as soon as practicable after the date of this Agreement (but in no event later than 60 days after execution of Agreement), all applications or other documents required to obtain the Regulatory Approvals and provide copies of the non-confidential portions of such applications, filings and related correspondence to the other Party. Prior to filing each application, registration statement or other document with the applicable regulatory authority, each Party will provide the other Party with an opportunity to review and comment on the non-confidential portions of each such application, registration statement or other document and will discuss with the other Party which portions of this Agreement shall be designated as confidential portions of such applications. Each Party will use all reasonable efforts and will cooperate with the other Party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each Party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

6.2 Certain Loans and Related Matters. From the date of this Agreement until the Effective Time, LB will furnish to PUB a complete and accurate list as of the end of each calendar month, within 15 Business Days after the end of each such calendar month, of (a) all of LSB’s periodic internal credit quality reports prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of LSB classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO Assets, including in-substance foreclosures and real estate in judgment, (d) all new loans where the principal amount advanced exceeds $100,000; (e) any current repurchase obligations of LSB with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (f) any standby letters of credit issued by LSB.

6.3 Monthly Financial Statements and Payroll Listings.

(a) From the date of this Agreement until the Effective Time, LB shall furnish PUB with LB’s and LSB’s balance sheets as of the end of each calendar month and the related statements of income, within 15 days after the end of each such calendar month. Such financial statements shall be prepared on a basis consistent with the Latest LB Consolidated Balance Sheet and the Related LB Statements and on a consistent basis during the periods involved and shall fairly present the financial positions of LB and LSB, respectively, as of the dates thereof and the results of operations of LB and LSB, respectively, for the periods then ended. LB shall make available to PUB LB’s and LSB’s payroll listings as of the end of each pay period, within one week after the end of such pay period.

(b) From the date of this Agreement until the Effective Time, PUB shall furnish LB with PUB’s and BAF’s balance sheets as of the end of each calendar month and the related statements of income, within 15 days after the end of each such calendar month. Such financial statements shall be prepared on a basis consistent with the Latest PUB Consolidated Balance Sheet and the Related PUB Statements and on a consistent basis during the periods involved and shall fairly present the financial positions of PUB and BAF, respectively, as of the dates thereof and the results of operations of PUB and BAF, respectively, for the periods then ended.

6.4 Expenses. Subject to Section 2.1, Section 8.4 and Section 8.5, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

6.5 Consents and Authorizations. LB will obtain (at no cost or burden to PUB) all third party consents necessary or reasonably desirable for the consummation of the transactions contemplated by this Agreement or that could, if not obtained, adversely affect the conduct of the business of LB or LSB as it is conducted or proposed to be conducted (the “Required Consents”), including those listed on Schedule 6.5. LB will keep PUB reasonably advised of the status of obtaining the Required Consents. For the avoidance of doubt, the Required Consents do not include the Regulatory Approvals.

6.6 Title Insurance and Surveys.

(a) In preparation for the Closing, as soon as reasonably possible, LB will furnish to PUB, at LB’s expense, with respect to each parcel of property described on Schedule 6.6 (the “Title Insurance Property”) a title commitment with respect to a title policy conforming to the following standards: (i) the title policy will be an ALTA Form 2006 Owner’s Policy of Title Insurance issued by First American Title Insurance Company, in such amount as PUB and LB may reasonably determine to be the fair market value of the Title Insurance Property, insuring marketable fee title in PUB as of the Closing, subject only to Permitted Encumbrances; (ii) each title policy will (A) insure title to (by including on Schedule A to such policy) all recorded easements or restrictions benefiting such Title Insurance Property, if any, (B) contain an ALTA 3.1 zoning endorsement (or equivalent), (C) contain an endorsement insuring access to public street(s), (D) contain a “contiguity” endorsement if the real property consists of more than one record parcel, (E) contain a “non-imputation” endorsement to the effect that title defects known to the officers, directors or shareholders of PUB prior to the Closing will not be deemed “facts known to the insured” for purposes of the policy, (F) contain an endorsement that the real property complies with all applicable subdivision Laws, and (G) contain such other reasonable endorsements, provided such endorsements and any underlying costs associated with obtaining such endorsements, are paid for by PUB, as PUB may identify prior to Closing. Each commitment will include the title insurer’s requirements for issuing its title policy, which requirements shall be met by LB and PUB on or before the Closing Date (including those requirements that must be met by releasing or satisfying monetary liens of ascertainable amount created by, through or under LB or LSB (excluding assessments for public improvements levied, pending or deferred against any of the Title Insurance Property that are not due at or before the Effective Time), and excluding Encumbrances that LB is not required by this Agreement to remove at or prior to Closing and those requirements that are to be met solely by PUB).

(b) If PUB reasonably believes that any matter described in any title commitment described in Section 6.6(a) could materially and adversely affect PUB’s use and enjoyment of the Title Insurance Property described therein (a “Title Objection”), PUB will notify LB in writing of such matters within ten Business Days after receiving all of the title commitments for the Title Insurance Property covered thereby. LB may decide to cure each Title Objection within twenty (20) Business Days or to provide for positive insurance against such items by the title company (except where, as provided in Section 6.6(a)(ii)(G), PUB may acquire positive insurance by paying for the same. If LB is unable or unwilling to cure such Title Objection, PUB may terminate this Agreement.

6.7 No Negotiations, Etc.

(a) For purposes of this Section 6.7:

(i) “Acquisition Transaction” means (a) a merger, consolidation or other business combination of LB or LSB, (b) a restructuring, recapitalization or liquidation of LB or LSB, (c) any disposition of any material assets of LB or LSB, (d) any issuance, disposition or sale of any capital shares of LB or LSB to any party other than BAF or PUB, or (d) any transaction in which a person or “group” (as defined in the United States Exchange Act of 1934, as amended, and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 5% of the outstanding securities of any class of voting securities of LB.

(ii) “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by PUB) contemplating or otherwise relating to any Acquisition Transaction.

(iii) “Superior Proposal” means any Acquisition Proposal by a third party on terms which LB’s Board of Directors determines in its good faith judgment, after receipt of written advice from, its financial advisors (which advice will be communicated to PUB), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, the likelihood of consummation of any such proposal and any other relevant factors permitted under applicable law, after giving PUB at least five Business Days to respond to such third-party Acquisition Proposal once the Board has notified PUB that in the absence of any further action by PUB it would consider such Acquisition Proposal to be a Superior Proposal, and then taking into account any amendment or modification to this Agreement proposed by PUB.

(b) LB will not, and will cause LSB and its and their respective officers, directors, employees, agents or other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding LB or LSB to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required LB Shareholder Vote, this Section 6.7(b)

will not prohibit LB from taking any action or furnishing nonpublic information regarding LB or LSB to, or entering into discussions or negotiations with, any person in response to any inquiry or indication of interest or a Superior Proposal from a third party that is submitted to LB by such person (and not withdrawn) if (1) neither LB nor any authorized representative of LB will have violated any of the restrictions set forth in this Section 6.7, (2) the board of directors of LB concludes in good faith, after having consulted with and considered the advice of outside counsel to LB, that such action is required in order for the board of directors of LB to comply with its fiduciary obligations to LB’s shareholders under applicable law, (3) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such person, LB gives PUB written notice of the identity of such person and of LB’s intention to furnish nonpublic information to, or enter into discussions with, such person, and LB receives from such person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person by or on behalf of LB, and (4) at least two Business Days prior to furnishing any such nonpublic information to such person, LB furnishes such nonpublic information to PUB (to the extent such nonpublic information has not been previously furnished by LB to PUB). Without limiting the generality of the foregoing, LB acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any representative of LB, whether or not such representative of LB is purporting to act on behalf of LB, will be deemed to constitute a breach of this Section 6.7 by LB.

(c) LB will promptly (and in no event later than 48 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise PUB in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to LB (including the identity of the person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any person prior to the Closing Date. LB will keep PUB fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(d) LB and its Representatives will immediately upon execution of this Agreement cease and cause to be terminated any existing discussions with any person that relate to any Acquisition Proposal.

(e) LB will not release or permit the release of any person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which LB is a party, and will enforce or cause to be enforced each such agreement at the request of PUB. LB will promptly request each person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such person by or on behalf of LB.

6.8 Notification of Certain Matters. Each party shall give prompt notice to the other parties of (a) the occurrence or failure to occur of any event or the discovery of any information, which occurrence, failure or discovery would be likely to cause any representation or warranty on its part contained in this Agreement to be materially untrue or inaccurate when made, at the Effective Time or at any time prior to the Effective Time and (b) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.9 Access to Information; Confidentiality; Nonsolicitation of Employees.

(a) Except as prohibited by applicable laws or regulations, LB shall permit and shall cause LSB to permit, and PUB shall permit and cause BAF to permit, full access to the other party on reasonable notice and at reasonable hours to its properties and shall disclose and make available (together with the right to copy) to the other party and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives of the other party all non-attorney-client privileged books, papers and records relating to the assets, shares, properties, operations, obligations and liabilities of the party providing such access including, without limitation, all books of account (including, without limitation, the general ledgers), tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory authority, accountants’ work papers, litigation files (including, without limitation, legal research memoranda, but not providing anything that would invade the attorney-client privilege), documents relating to assets and title thereto (including, without limitation, abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), plans affecting employees, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which the inquiring party may have a reasonable interest, including, without limitation, its interest in planning for integration and transition with respect to the business of the party providing such access; provided, however, that the foregoing rights shall, whether or not and regardless of the extent to which the same are exercised, in no way affect the nature or scope of the representations, warranties and covenants of any party set forth herein. In addition, LB shall cause LSB to instruct, and PUB shall cause BAF to instruct, their respective officers, employees, counsel and accountants to be available for, and respond to any questions of, such representatives of the other party at reasonable hours and with reasonable notice by the other party to such individuals, and to cooperate fully with the other party in planning for the integration of the business of LB and LSB with the business of PUB and its affiliates.

(b) Any confidential information or trade secrets of the providing party received by the other party, its employees or agents in the course of the consummation of the Merger shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information, or trade secrets or both shall be destroyed by the disclosing party’s request, returned to the disclosing party if this Agreement is terminated as provided in Article 8. Such information shall not be used by any party to the detriment of the party disclosing such information.

(c) In the event that this Agreement shall terminate, neither party shall disclose, except as required by law, pursuant to the request of an administrative agency or other regulatory body, or to enforce its rights hereunder in an appropriate proceeding, the basis or reason for such termination, without the consent of the other party.

6.10 Filing of Tax Returns and Adjustments.

(a) LB and LSB shall file (or cause to be filed) at their own expense, on or prior to the due date, all Tax returns for all Tax periods ending on or before the Effective Time where the due date for such returns or reports (taking into account valid extensions of the respective due dates) falls on or before the Effective Time; provided, however, that neither LB nor LSB shall file any such Tax returns, or other returns, elections or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, withholding or employment tax returns or statements), or consent to any adjustment or otherwise compromise or settle any matters with respect to Taxes, without prior consultation with PUB; provided, further, that neither LB nor LSB shall make any election or take any other discretionary position with respect to Taxes, in a manner inconsistent with past practices, without the prior written approval of PUB. LB shall provide PUB with a copy of appropriate workpapers, schedules, drafts and final copies of each federal and state income Tax return or election of LB and the LSB at least ten days before filing such return or election and shall reasonably cooperate with any request by PUB in connection therewith.

(b) PUB, in its sole and absolute discretion and at its sole expense, will file (or cause to be filed) all Tax returns of LB and LSB due after the Effective Time. After the Effective Time, PUB, in its sole and absolute discretion and to the extent permitted by law, shall have the right to amend, modify or otherwise change all Tax returns of LB and LSB for all Tax periods. To the extent PUB amends any such Tax returns, other than an amendment at the request of the applicable federal, state, local or foreign Tax authority, and such amendment results in additional Taxes owing for any Tax period ending on or before the Effective Time, such additional Taxes shall not cause any representation of LB relating to Taxes to be untrue.

6.11 Shareholder Approval; Registration Exemption.

(a) LB shall call a meeting of its shareholders (the “LB Shareholder Meeting”) for the purpose of voting upon this Agreement and the Merger, and shall schedule such meeting based on consultation with PUB as soon as practicable after the date of this Agreement. The Board of Directors of LB shall recommend that the shareholders approve this Agreement and the Merger (the “Board Recommendation”), and shall use its best efforts (including, without limitation, soliciting proxies for such approval pursuant to the Proxy Statement) to obtain the Required LB Shareholder Vote. Except as provided in Section 6.7, the Board Recommendation may not be withdrawn or modified in a manner adverse to PUB, and no resolution by the board of directors of LB or any committee thereof to withdraw or modify the Board Recommendation in a manner adverse to LB may be adopted.

(b) PUB and LB shall work together and provide each other such information as shall be required to obtain an exemption from registration under the 1933 Act and any applicable state laws for the issuance of PUB Common Shares.

(c) LB shall bear all printing and mailing costs in connection with the preparation and mailing of the Proxy Statement to LB shareholders in connection with the LB Shareholder Meeting. PUB and LB shall each bear their own legal and accounting expenses in connection with the Proxy Statement and the issuance of the PUB Common Shares.

6.12 Establishment of Accruals. If requested by PUB, on the 7th Business Day immediately prior to the Closing Date, LSB shall, consistent with GAAP, establish such additional accruals and reserves as PUB indicates are necessary to conform LSB’s accounting and credit loss reserve practices and methods to those of PUB (as such practices and methods are to be applied to LSB from and after the Effective Time) and reflect PUB’s plans with respect to the conduct of LSB’s business following the Merger and to provide for the costs and expenses relating to the consummation by LSB of the transactions contemplated by this Agreement, provided, however, that any such additional accruals and reserves shall not affect the determination of the Total Purchase Price or Per Share Consideration pursuant to Section 2.3.

6.13 Employee Matters.

(a) Subject to the following agreements, after the Effective Time, PUB shall have the right to continue, amend, merge or terminate any of the Employee Benefit Plans in accordance with the terms thereof and subject to any limitation arising under applicable law, including tax qualification requirements. Until PUB shall take such action, however, such Employee Benefit Plans shall continue in force for the benefit of present and former employees of LB or LSB who have any present or future entitlement to benefits under any of the Employee Benefit Plans (“LB Employees”).

(b) The LB Employees shall be eligible to participate in PUB’s benefit plans and programs which, in the aggregate, shall be reasonably equivalent in value to the wages, compensation levels and benefit plans provided to other similarly situated employees of PUB.

(c) Except to the extent not permitted under the applicable insurance contract or insured arrangement, PUB shall provide each LB Employee with credit for all service for vesting and eligibility purposes under each employee benefit plan, program, or arrangement of PUB or its affiliates in which such employee is eligible to participate, except to the extent that such service credit would result in a duplication of benefits with respect to the same period of service. Except to the extent such are required under any insurance contract or insured arrangement, with respect to each group health plan or welfare plan provided by PUB as of the Closing Date in which the LB Employees are eligible to participate after the Closing Date, PUB shall (i) waive or cause to be waived all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the LB Employees, and (ii) provide each LB Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under such group health plan.

(d) No provision of this Section 6.13 shall create any third-party beneficiary rights in any person or organization, including without limitation employees or former employees (including any beneficiary or dependent thereof) of LB or LSB, unions or other representatives of such employees or former employees, or trustees, administrators, participants, or beneficiaries of any Employee Benefit Plan, and no provision of this Section 6.13 shall create such third-party beneficiary rights in any such person or organization in respect of any benefits that may be provided, directly or indirectly, under any plan, including a currently existing Employee Benefit Plan. In addition, no provision of this Section 6.13 shall amend, cause to be amended or be construed to be an amendment to, any Employee Benefit Plan or any plan sponsored by PUB or an affiliate of PUB. This provision shall be given effect even if ratification or execution of this Agreement complies with an amendment procedure in any plan.

6.14 Tax Treatment. None of LB, LSB, PUB nor BAF shall take any action which would disqualify the Merger as a “reorganization” pursuant to Section 368(a) of the Code, except if requested to do so by an applicable Tax authority.

6.15 Loan Participations. LB agrees that it will not sell any loan participation or renew any loan participation without first offering to sell such loan participation to PUB on the same terms as such sale or renewal.

6.16 Updated Schedules.

(a) From time to time prior to the Closing, LB will have the right to supplement or amend the Schedules or prepare additional Schedules, but only to disclose any information related to facts, circumstances or events occurring after the date of this Agreement necessary in order to make each representation and warranty of LB set forth in Article 4 true and correct. If such additional disclosure (i) reveals any facts, circumstances or events that, individually or in the aggregate, would result in the failure of the condition set forth in Section 7.3(a), (ii) LB is unable to cure such facts, circumstances or events, and (iii) LB notifies PUB of this fact in connection with the delivery of additional disclosure (an “MAE Notice”); PUB may, at its option, terminate this Agreement as permitted under Section 8.1(e) without any liability to PUB by giving written notice to LB upon the earlier to occur of (x) 5:00 p.m., Salt Lake City time, on the fifth (5th) day after receipt of the MAE Notice, with the day PUB receives the MAE Notice included in determining whether PUB’s termination of this Agreement is timely, or (y) the Closing Date. In addition, if PUB terminates this Agreement pursuant to this Section 6.16, it will be entitled to the break-up fee described in Section 8.4(a). If PUB does not give timely notice of the termination of this Agreement as permitted under this Section 6.16 and the Closing occurs, this Agreement will be deemed to be amended to include the additional disclosures made by LB under this Section 6.16 that were identified in the MAE Notice as if such disclosures had been made as of the date of this Agreement. If PUB and LB disagree as to whether such additional disclosure would result in the failure of the conditions set forth in Section 7.3(a), the matter shall be submitted to arbitration pursuant to the procedures described in Section 9.8, except that the Shareholders Representative will not be a party to the arbitration, but instead the parties will be PUB and LB. If the additional disclosure will not result in the failure of the conditions set forth in Section 7.3(a), PUB will still have the ability to seek indemnification for such matters after the Closing, as provided herein.

(b) From time to time prior to the Closing, PUB will have the right to supplement or amend the Schedules or prepare additional Schedules, but only to disclose any information related to facts, circumstances or events occurring after the date of this Agreement necessary in order to make each representation and warranty of PUB set forth in Article 3 true and correct. If such additional disclosure (i) reveals any facts, circumstances or events that, individually or in the aggregate, would result in the failure of the condition set forth in Section 7.2(a), (ii) PUB is unable to cure such facts, circumstances or events, and (iii) PUB notifies LB of this fact in connection an MAE Notice; LB may, at its option, terminate this Agreement as permitted under Section 8.1(d) without any liability to LB by giving written notice to PUB upon the earlier to occur of (x) 5:00 p.m., Salt Lake City time, on the fifth (5th) day after receipt of the MAE Notice, with the day LB receives the MAE Notice included in determining whether LB’s termination of this Agreement is timely, or (y) the Closing Date. In addition, if LB terminates this Agreement pursuant to this Section 6.16, it will be entitled to the break-up fee described in Section 8.5. If LB does not give timely notice of the termination of this Agreement as permitted under this Section 6.16 and the Closing occurs, this Agreement will be deemed to be amended to include the additional disclosures made by PUB under this Section 6.16 that were identified in the MAE Notice as if such disclosures had been made as of the date of this Agreement. If PUB and LB disagree as to whether such additional disclosure would result in the failure of the conditions set forth in Section 7.2(a), the matter shall be submitted to arbitration pursuant to the procedures described in Section 9.8, except that the Shareholders Representative will not be a party to the arbitration, but instead the parties will be PUB and LB. If the additional disclosure will not result in the failure of the conditions set forth in Section 7.2(a), LB will still have the ability to seek indemnification for such matters after the Closing, as provided herein.

6.17 280G Approval. Except as may result from execution of the First Amendment—2008 and First Amendment—2011, as defined below, LB shall make no payments that separately or in the aggregate could or would result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

6.18 Reasonable and Diligent Efforts. Subject to Section 6.7, the Parties shall use reasonable and diligent efforts in good faith to satisfy the various conditions to Closing and to consummate the Merger as soon as practicable. None of the Parties will intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of this Agreement (including any action that would impair or impede the timely obtainment of the Regulatory Approvals or that would cause any of the representations contained herein to be or become untrue).

6.19 Tail D&O Policy. On or prior to the Closing Date LB will obtain an extended reporting period policy, with terms and coverage no less advantageous than current insurance policies, covering directors and officers of LB and LSB for a period of not less than three (3) years from the Closing Date at no additional cost to PUB.

6.20 Fairness Opinion. Prior to Closing, the Board of Directors of LB will obtain the oral report of Sandler O’Neil + Partners, L.P., financial advisor to the Board of Directors of LB, to the effect that the Per Share Consideration is fair to the shareholders of LB from a financial point of view, and such opinion is in a form and substance reasonably satisfactory to the Board of Directors of LB.

ARTICLE 7

CONDITIONS

7.1 Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) Regulatory Approvals. The Regulatory Approvals shall have been obtained and the applicable waiting periods, if any, under all statutory or regulatory waiting periods shall have lapsed. None of such approvals shall contain any conditions or restrictions that PUB reasonably believes will materially restrict or limit the business or activities of PUB, LB or their subsidiaries or have a material adverse effect on, or would be reasonably likely to have a material adverse effect on, the business, operations or financial condition of PUB and its subsidiaries, taken as a whole, on the one hand, or LB and LSB, taken as a whole, on the other hand. In addition, PUB and LB shall have determined, in their reasonable discretion, that the exemptions mentioned in Section 6.11(b) are available.

(b) No Injunction. No injunction or other order entered by a state or federal court of competent jurisdiction shall have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.

(c) No Prohibitive Change of Law. There shall have been no law, statute, rule or regulation, domestic or foreign, enacted or promulgated which would materially impair the consummation of the transactions contemplated hereby.

(d) Governmental Action. There shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any federal, state or other court, government or governmental authority or agency, which would reasonably be expected to result, directly or indirectly, in (i) restraining or prohibiting the consummation of the transactions contemplated hereby or obtaining material damages from LB, LSB, PUB or BAF in connection with the transactions contemplated hereby, (ii) prohibiting direct or indirect ownership or operation by PUB of all or a material portion of the business or assets of LB, LSB or of BAF, or to compelling PUB or BAF, or LB or LSB to dispose of or to hold separately all or a material portion of the business or assets of PUB or BAF, or of LB or LSB, as a result of the transactions contemplated hereby, or (iii) requiring direct or indirect divestiture by PUB of any of its business or assets or of the business or assets of LB or LSB.

(e) No Termination. No party hereto shall have terminated this Agreement as permitted herein.

(f) Shareholder Approval by LB Shareholders. The Merger shall have been approved by the Required LB Shareholder Vote.

(g) Closing Capital. Each of PUB and LB shall have consolidated tangible equity capital estimated as of the Closing Date (per Section 2.6) greater than or equal to the consolidated tangible equity at April 30, 2013. For purposes of this Section 7.1(g), consolidated tangible equity capital shall be calculated in accordance with GAAP but excluding intangible assets and the impact of any LB Transaction Costs.

7.2 Additional Conditions to Obligation of LB. The obligation of LB to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in Article 3 that are not subject to materiality or material adverse effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, and the representations and warranties set forth in Article 3 that are subject to materiality or material adverse effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date (without taking into account any supplemental disclosures after the date of this Agreement by PUB or the discovery of information by LB).

(b) Agreements. PUB shall have performed and complied with each of its agreements contained in this Agreement.

(c) Officer’s Certificate. PUB shall have furnished to LB a certificate of the Chief Financial Officer of PUB, dated as of the Effective Time, in which such officer shall certify that such officer has no reason to believe that the conditions set forth in Sections 7.2(a) and (b) have not been fulfilled.

(d) PUB Secretary’s Certificate. PUB shall have furnished to LB (i) copies of the text of the resolutions by which the corporate action on the part of PUB necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of PUB by its corporate secretary or one of its assistant corporate secretaries certifying to LB that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e) Shareholder Agreements. PUB and each of the shareholders listed on Schedule 7.2(e) shall have delivered executed shareholders’ agreements, substantially in the form of Exhibit D attached hereto.

(f) Change in Control of PUB. PUB shall not have (i) been merged or consolidated with or into, or announced an agreement to merge with or into, another corporation in any transaction in which the holders of the voting securities of PUB would not hold a majority of the voting securities of the surviving corporation, (ii) sold all or substantially all of its assets, or (iii) had one person or group acquire, directly or indirectly, beneficial ownership of more than 50% of the outstanding PUB Common Shares.

(g) Employment Agreements. PUB shall have delivered employment agreements, executed by PUB, substantially in the form of Exhibit E attached hereto, to each of Anthony J. Hall, Dale M. Buxton and Ron Mumford.

(h) Classified Loans. The total principal balance of LB classified loans on the Closing Date shall not exceed $13.5 million.

7.3 Additional Conditions to Obligation of PUB. The obligation of PUB to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a) Representations and Compliance. The representations and warranties set forth in Article 4 that are not subject to materiality or material adverse effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and the representations and warranties set forth in Article 4 that are subject to materiality or material adverse effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date (without taking into account any supplemental disclosures after the date of this Agreement by LB or the discovery of information by PUB).

(b) Agreements. LB shall have performed and complied with each of its agreements contained in this Agreement.

(c) Officers’ Certificate of LB. LB shall have furnished to PUB a certificate of the Chief Financial Officer of LB, dated as of the Effective Time, in which such officers shall certify to the conditions set forth in Section 7.3(a) and 7.3(b).

(d) LB Secretary’s Certificate. LB shall have furnished to PUB (i) copies of the text of the resolutions by which the corporate action on the part of LB necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of LB by its corporate secretary or one of its assistant corporate secretaries certifying to PUB that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e) Dissenting Shares. PUB shall conclude, in its good faith determination, that the aggregate cash consideration to be paid for fractional shares, Dissenting Shares, the Holdback Amount, the Indemnification Escrow Amount and any amount of cash selected by the shareholders pursuant to Article 2 shall equal 30% of the Total Consideration. In addition, the number of Dissenting Shares shall not exceed 10% of the total LB Common Shares issued and outstanding immediately prior to the Effective Time.

(f) Required Consents. Each Required Consent will have been obtained and be in full force and effect and such actions as PUB’s counsel may reasonably require will have been taken in connection therewith.

(g) Employment Agreements. Each of Anthony J. Hall, Dale M. Buxton and Ron Mumford shall have delivered employment agreements, executed by each of them, substantially in the form of Exhibit E attached hereto, to PUB.

(h) Shareholders Agreements. Each of the shareholders listed on Schedule 7.3(h) shall have delivered executed shareholders’ agreements, substantially in the form of Exhibit D attached hereto, to PUB.

(i) Transactional Expenses. PUB shall have received proof satisfactory to it that LB has paid or fully accrued for as of the Closing Date for all of the Transaction Costs.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Reasons for Termination. This Agreement, by prompt written notice given to the other parties prior to or at the Closing, may be terminated:

(a) by mutual consent of the boards of directors of PUB and LB;

(b) by either PUB or LB if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) by March 31, 2014, or such later date as has been approved, in writing, by PUB and LB (the “Termination Date”);

(c) by either PUB or LB if the Required LB Shareholder Vote shall not have been obtained at the Shareholder Meeting or at any adjournment or postponement thereof;

(d) by LB if (i) PUB has or will have breached any representation, warranty or agreement contained in this Agreement in any material respect, or (ii) if any of the conditions in Section 7.1 (other than Section 7.1(a)) or 7.2 becomes impossible to satisfy (other than through the failure of LB to comply with its obligations under this Agreement);

(e) by PUB if: (i) LB has or will have breached any representation, warranty or agreement contained in this Agreement in any material respect, or (ii) if any of the conditions in Section 7.1 (other than Section 7.1(a)) or 7.3 becomes impossible to satisfy (other than through the failure of PUB to comply with its obligations under this Agreement);

(f) by either PUB or LB upon written notice to the other party 30 days after the date on which any request or application for a Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the governmental entity which must grant such Regulatory Approval, unless within the 30-day period following such denial or withdrawal the parties agree to file, and have filed with the applicable governmental entity, a petition for rehearing (or other applicable appeal) or an amended application, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(g) by PUB or LB if a Superior Proposal is accepted by LB or consummated; or

(h) By PUB pursuant to Section 6.6 if LB is unwilling or unable to cure a Title Objection.

8.2 Effect of Termination. Except as provided in Sections 8.3, 8.4 and 8.5, if this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of PUB, LB or any of their respective representatives, and all rights and obligations of each party hereto shall cease; provided, however, that, subject to Sections 8.3, 8.4 and 8.5, nothing herein shall relieve any party from liability for the breach of any of its covenants or agreements set forth in this Agreement.

8.3 Expenses. Except as provided in Sections 8.4 and 8.5, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated. “Expenses” as used in this Agreement shall consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of shareholder approvals and all other matters related to the consummation of the Merger.

8.4 LB Termination Payments.

(a) In the event that this Agreement is terminated by PUB pursuant to Section 8.1(e) (other than termination resulting from failure of the conditions set forth in Sections 7.1,

7.3(e) and 7.3(g) to be satisfied), unless such breach of representations and warranties referenced in Section 8.1(e) is a result of the failure by PUB to perform and comply in all material respects with any of its material obligations under this Agreement which obligations or conditions are to be performed, complied with or fulfilled by it prior to or on the date of such termination, then, provided PUB is in material compliance with all of its material obligations under this Agreement, LB shall pay to PUB a termination fee of $300,000, plus documented out-of-pocket Expenses and costs (up to a maximum of $250,000 in such Expenses and costs). Except as provided in the following sentence and in Section 8.4(b), such sums shall constitute liquidated damages and the receipt thereof shall be PUB’s sole and exclusive remedy under this Agreement. Notwithstanding the foregoing, if this Agreement is terminated by PUB as a result of LB’s willful breach of this Agreement, then in addition to recovery of its out-of-pocket expenses and costs, PUB shall be entitled to recover such other amounts, including consequential damages, as it may be entitled to receive at law or in equity.

(b) In the event that this Agreement is terminated (i) by PUB as a result of a breach by the LB of its covenant in Section 6.7, (ii) by PUB or LB pursuant to Section 8.1(g), or (iii) within twelve (12) months after the date of termination of this Agreement, LB or LSB has either consummated or entered into a definitive agreement relating to an Acquisition Proposal which was made known to any member of the LB or LSB boards of directors prior to the date of such termination, then LB shall pay to PUB a termination fee equal to $950,000, plus documented out-of-pocket Expenses and costs (up to a maximum of an additional $250,000 in such costs and Expenses). Except as provided in Section 8.4(a), such sums shall constitute liquidated damages and the receipt thereof shall be PUB’s sole and exclusive remedy under this Agreement; provided that in no event shall PUB be entitled to a termination fee under both Sections 8.4(a) and 8.4(b).

8.5 PUB Termination Payments. In the event that this Agreement is terminated by LB pursuant to Section 8.1(d) (other than termination resulting from failure of the conditions set forth in Section 7.1 or Section 7.2(h) to be satisfied), unless such breach of representations of warranties referenced in Section 8.1(d) is a result of the failure by LB to perform and comply in all material respects with any of its material obligations under this Agreement, which obligations or conditions are to be performed, complied with or fulfilled by it prior to or on the date of such termination, then, provided LB is in material compliance with all of its material obligations under this Agreement, PUB shall pay LB a termination fee of $300,000, plus documented out-of-pocket Expenses and costs (up to a maximum of an additional $250,000 in such expenses and costs). Except as provided in the following sentence, such sums shall constitute liquidated damages and the receipt thereof shall be PUB’s sole and exclusive remedy under this Agreement. Notwithstanding the foregoing, if this Agreement is terminated by LB as a result of PUB’s willful breach of this Agreement, then in addition to recovery of its out-of-pocket Expenses and costs, LB shall be entitled to recover such other amounts, including consequential damages, as it may be entitled to receive at law or in equity.

8.6 Amendment. This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto.

8.7 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto or (b) waive compliance with any of the agreements of any other parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

ARTICLE 9

SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION

AND REMEDIES; CONTINUING COVENANTS

9.1 Survival. If the Merger is consummated, the representations and warranties of the parties contained in this Agreement and the certificates mentioned herein shall survive the Effective Time and remain in full force and effect for a period of 18 months, which is the Survival Period; provided, however, that the representations and warranties of LB contained in Section 4.1, Section 4.2, Section 4.3, Section 4.14 and Section 4.19 shall remain operative and in full force and effect until the expiration of the applicable statute of limitations provided, further, that that the representations and warranties of PUB contained in Sections 3.1, Section 3.2, Section 3.3 and Section 3.4 shall remain operative and in full force and effect until the expiration of the applicable statute of limitations; provided further, however, that no right to indemnification pursuant to this Article 9 in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim delivered prior to the applicable expiration date for such representation or warranty shall be affected by the expiration of such representation or warranty; and provided, further, that such expiration shall not affect the rights of any party under this Article 9 or otherwise to seek recovery of damages arising out of any fraud or intentional breach by the other party until the expiration of the applicable statute of limitations with respect thereto. If the Merger is consummated, all covenants of the parties shall expire and be of no further force or effect as of the Effective Time, except to the extent such covenants provide that they are to be performed after the Effective Time; provided, however, that no right to indemnification pursuant to this Article 9 in respect of any claim based upon any breach of a covenant shall be affected by the expiration of such covenant.

9.2 Agreement for PUB. LB agrees that PUB and its officers, directors, agents, representatives, shareholders and employees, and each person, if any, who controls or may control PUB within the meaning of the 1933 Act (each hereinafter referred to individually as an “PUB Indemnified Person” and collectively as “PUB Indemnified Persons”) shall be indemnified from and against any and all losses, reductions in value, costs, damages, Liabilities and expenses (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs for enforcement of this indemnification right and net of any insurance recovery received in connection with such losses, costs, damages, Liabilities and expenses (hereinafter collectively referred to as “Damages”)), directly or indirectly arising out of, resulting from or in connection with:

(a) any failure of any representation or warranty made by LB in this Agreement to be true and correct as of the date of this Agreement and as of the Closing Date (as though such representation or warranty were made as of the Closing Date rather than the date of this Agreement, except in the case of any individual representation and warranty which by its terms speaks only as of a specific date or dates);

(b) any failure of any certification made by LB to be true and correct as of the date such certificate is delivered to PUB;

(c) any breach of or default in connection with any of the covenants or agreements made by LB in this Agreement;

(d) any Third-Party Claim (as defined below) relating to any breach or failure referred to in clause (a) through (c) above;

(e) any pre-closing Taxes of LB and LSB;

(f) any claims, costs or liabilities in respect of any wages, severance, bonuses, unpaid salary or any other form of compensation or deferred compensation made by existing or former employees, consultants or agents of LB or LSB in respect of any work or services performed at any time prior to the Effective Time in connection with the consummation of the Merger at the Effective Time but only to the extent such claims, costs or liabilities (i) become currently due as a result of the consummation of the Merger at the Effective Time and (ii) are not accrued on the LB Financial Statements as of the Closing Date; and

(g) one-half of the amount required to be paid to, or on behalf of, employees or former employees of LB or LSB pursuant to Section 9.17 of the First Amendment to the Lewiston State Bank Supplemental Executive Retirement Plan Agreement dated July 1, 2011 (the “First Amendment—2011”), and Section 8.10 of the First Amendment to the Lewiston State Bank Supplemental Executive Retirement Plan Agreement dated April 17, 2008 (effective January 1, 2008) (the “First Amendment—2008”), or any other tax penalties or excise taxes which arise out of SERP Matters, but only to the extent such penalties or taxes are attributable to events occurring prior to the Effective Date.

Notwithstanding anything to the contrary in the Merger Agreement, including with respect to Article 4, the Parties’ agreement concerning the obligations of LB or LSB with respect to the Lewiston State Bank Supplemental Executive Retirement Plan Agreement dated July 1, 2011, the Lewiston State Bank Supplemental Executive Retirement Plan Agreement dated April 17, 2008 (effective January 1, 2008), the First Amendment—2011, or the First Amendment—2008 (collectively, the “SERP Matters”), is as exclusively reflected by the indemnification obligations set forth in Section 9.2(f) above and such provision shall be deemed to reflect PUB’s awareness of the consequences of the SERP Matters.

All Claims for indemnity made by a PUB Indemnified Person pursuant to this Section 9.2 shall be raised and managed solely by and through PUB.

To the extent that an indemnified party otherwise would receive indemnification payments under this Agreement for 100% of all Damages and liabilities that are subject to a right of indemnification under this Agreement, then the amount of the indemnification payments for such Damages and liabilities shall be reduced by the amount, if any, of the actual tax savings that such indemnified party determines in good faith would arise for such indemnified party as a result of a deduction, credit or other Tax benefit that (i) is actually realized by the indemnified party in the taxable period in which the indemnification payment is made or (ii) is reasonably expected to be realized in a later taxable period. For the avoidance of doubt, the amount of any such indemnification payment in respect of Damages under this Article 9 shall be decreased by taking into account any actual resulting reduction in Taxes of the indemnified party during the current taxable period or the present value of any reasonably expected future reduction in Taxes, as applicable, as determined in good faith by the indemnified party.

9.3 Agreement by PUB to Indemnify. PUB shall indemnify and hold harmless LB shareholders, their officers, directors, agents, representatives, owners and employees (each hereinafter referred to individually as a “Shareholder Indemnified Person” and collectively as “Shareholder Indemnified Persons”) from and against any and all Damages directly or indirectly incurred, paid or accrued arising out of, resulting from or in connection with any breach of any representation, warranty or covenant given or made by PUB in this Agreement.

9.4 Limitations.

(a) There shall be no indemnification obligation under Section 9.2 unless and until the aggregate of all Damages relating thereto for which LB shareholders would, but for this proviso, be liable exceeds on a cumulative basis when aggregating all Damages an amount equal to $25,000 (the “Threshold Amount”), and then LB shareholders shall be liable for all such Damages, including the Threshold Amount; provided, however, that any Damages incurred by any PUB Indemnified Persons by reason of the matters set forth in Sections 9.2(c) , 9.2 (e) and 9.2 ( f)(2) shall not be subject to the Threshold Amount.

(b) PUB shall not have any indemnification obligation under Sections 9.3 unless and until the aggregate of all Damages relating thereto for which PUB would, but for this proviso, be liable exceeds on a cumulative basis when aggregating all Damages an amount equal to the Threshold Amount, and then PUB shall be liable for all such Damages, including the Threshold Amount.

(c) In no event shall the PUB Indemnified Persons be indemnified pursuant to this Article 9 in an amount in excess of the Indemnification Escrow Amount, and claims on the part of the PUB Indemnified Persons shall be paid solely out of the Indemnification Escrow Amount pursuant to the terms of the Indemnification Escrow Agreement, provided, however, that this limitation will not apply to the breach of any covenant under this Agreement to pay any specified amount.

(d) In no event shall the aggregate total liability of PUB for indemnification under this Article 9 exceed the amount of the Indemnification Escrow Amount, provided, however, that this limitation will not apply to the breach of any covenant under this Agreement to pay any specified amount.

(e) In no event shall a party be obligated to indemnify or be liable to the other party for consequential, indirect or special damages except as expressly provided in Section 8.4 and Section 8.5.

(f) Except for (i) injunctive or other equitable remedies available under applicable law, (ii) the Holdback specifically provided for in this Agreement or (iii) any remedy available in the event of fraud or intentional breach by LB, the sole remedy available to any PUB Indemnified Person for breaches of this Agreement or otherwise in connection with the transactions contemplated by this Agreement shall be the indemnification rights provided in this Article 9.

9.5 Notice of Claim.

(a) As used herein, the term “Claim” means a claim for indemnification of PUB or any other PUB Indemnified Person from a LB shareholder for Damages under this Article 9, or a claim for indemnification of any Shareholder Indemnified Person from PUB for Damages under this Article 9.

(b) PUB or a Shareholder Indemnified Person may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other PUB Indemnified Person or Shareholder Indemnified Person, as applicable, and PUB or a Shareholder Indemnified Person, as applicable, shall give written notice of a Claim (a “Notice of Claim”) to the Shareholders’ Representative or to PUB, as applicable, promptly after PUB or a Shareholder Indemnified Person becomes aware of the existence of any potential claim by a PUB Indemnified Person or a Shareholder Indemnified Person for indemnification under Article 9, arising from or relating to:

(i) Any matter specified in Section 9.2 or Section 9.3, as applicable; or

(ii) the assertion, whether orally or in writing, against PUB or any other PUB Indemnified Person or against any Shareholder Indemnified Person of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against PUB or such other PUB Indemnified Person or Shareholder Indemnified Person, as applicable (in each such case, a “Third-Party Claim”), that is based on, arises out of or relates to any matter specified in Section 9.2 or Section 9.3.

9.6 Defense of Third-Party Claims.

(a) PUB shall determine and conduct the defense or settlement of any Third-Party Claim, provided that the Shareholders’ Representative shall have a participation right to the extent set forth below, and the costs and expenses incurred by PUB in connection with such defense or settlement (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Damages for which PUB may seek indemnification pursuant to a Claim made by any PUB Indemnified Person hereunder.

(b) The Shareholders’ Representative may retain separate co-counsel and participate in the defense of any Third-Party Claim and the costs and expenses incurred by Shareholders’ Representative in connection with such defense or settlement (including attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be borne by the Shareholders’ Representative; provided however that at all times PUB shall retain control over the defense or settlements of any Third-Party Claim, and PUB will not consent to the entry of judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Shareholders’ Representative which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Shareholders’ Representative shall have objected within twenty (20) days after a written request for such consent by PUB. The Shareholders’ Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim and PUB agrees, to the extent reasonable and appropriate, to consult with the Shareholders’ Representative to the extent that the Shareholders’ Representative participate in the defense of any Third-Party Claim.

(c) No settlement of any such Third-Party Claim with any third party claimant shall be determinative of the existence of or amount of Damages relating to such matter or the right to indemnification hereunder.

9.7 Contents of Notice of Claim. Each Notice of Claim given pursuant to Section 9.5 shall contain the following information:

(a) that a PUB Indemnified Person or Shareholder Indemnified Person has directly or indirectly incurred, paid or properly accrued or, in good faith, believes it shall have to directly or indirectly incur, pay or accrue, Damages in an aggregate stated amount arising from such Claim (which amount may be an estimated amount and may be the amount of damages claimed by a third party in an action brought against any PUB Indemnified Person or Shareholder Indemnified Person based on alleged facts, which if true, would give rise to liability for Damages to such PUB Indemnified Person or Shareholder Indemnified Person under this Article 9); and

(b) a brief description, in reasonable detail (to the extent reasonably available to PUB or the Shareholder Indemnified Person), of the facts, circumstances or events giving rise to the alleged Damages based on PUB’s or the Shareholder Indemnified Person’s good faith belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available) and copies of any formal demand or complaint, the amount of Damages (to the extent known), or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.

9.8 Resolution of Notice of Claim. Each Notice of Claim given shall be resolved as follows:

(a) If, within 30 days after a Notice of Claim is received by the Shareholders’ Representative or PUB, the Shareholders’ Representative or PUB does not contest such Notice of Claim in writing to the Person seeking indemnification, the Shareholders’ Representative or PUB shall be conclusively deemed to have consented, and in the case of the Shareholders’ Representative on behalf of all LB shareholders, to the recovery by the Person seeking indemnification of the full amount of Damages (subject to the limits contained in this Article 9) specified in the Notice of Claim in accordance with this

Article 9, including if applicable the forfeiture of all or a portion of the Indemnification Escrow Amount equal in value to the amount of such Damages, and, without further notice, to have stipulated to the entry of a final judgment for damages against LB shareholders or PUB for such amount in any court having jurisdiction over the matter where venue is proper.

(b) If the Shareholders’ Representative or PUB gives the Person seeking indemnification written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 30 day period specified in Section 9.8(a) above, then such Contested Claim shall be resolved by either (i) a written settlement agreement or memorandum executed by PUB and the Shareholders’ Representative or the applicable Shareholder Indemnified Person, or (ii) in the absence of such a written settlement agreement within 30 days following receipt of the written notice of the Contested Claim, by binding arbitration between PUB and the Shareholders’ Representative or the applicable Shareholder Indemnified Person in accordance with the terms and provisions of Section 9.8(c) below.

(c) If no such agreement can be reached after good faith negotiation, either PUB or the Shareholders’ Representative or the Shareholder Indemnified Person may, by written notice to the other applicable party, demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Within 15 days after such written notice is sent, PUB (on the one hand) and the Shareholders’ Representative or the Shareholder Indemnified Person (on the other hand) shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The decision of the arbitrators as to the validity and amount of any claim in any disputed Notice of Claim shall be binding and conclusive upon the parties to this Agreement.

(d) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Utah County, Utah under the commercial rules then in effect of the American Arbitration Association. The non-prevailing party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative fee of the American Arbitration Association, and the expenses, including, without limitation, the reasonable attorneys’ fees and costs, incurred by the prevailing party to the arbitration. The arbitration panel shall be authorized to determine which party to the arbitration is the prevailing party and which party is the non-prevailing party.

9.9 Appointment of Representative. By voting in favor of the Merger or participating in the Merger and accepting the benefits thereof, each LB shareholder shall be deemed to have approved the designation of and designates Anthony Hall (the “Shareholders’ Representative”) as the representative of LB shareholders, and as the attorney-in-fact and agent for and on behalf of each such Person with respect to claims for indemnification under this Article 9 and the taking by the Shareholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by the Shareholders’ Representative under this Agreement, including the exercise of the power to: (a) give and receive notices and communications to or from PUB (on behalf of itself of any other PUB Indemnified Person) relating to this Agreement or any of the transactions and other matters contemplated hereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such holders or participants individually); (b) authorize the release or delivery of all or a portion of the Holdback Amount and the Indemnification Escrow Amount; (c) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand arbitration or litigation of, and comply with orders of arbitrators or courts with respect to, (i) indemnification claims by PUB or any other PUB Indemnified Person pursuant to this Article 9 or (ii) any dispute between any PUB Indemnified Person and any such holder or participant, in each case relating to this Agreement; and (d) take all actions necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing. The Shareholders’ Representative shall have authority and power to act on behalf of each LB shareholder with respect to the disposition, settlement or other handling of all claims under this Article 9 and all rights or obligations arising under this Article 9. The LB shareholders shall be bound by all actions taken and documents executed by the Shareholders’ Representative in connection with Sections 2.12 and 2.13 and this Article 9, and PUB and other PUB Indemnified Persons shall be entitled to rely on any action or decision of the Shareholders’ Representative. No bond shall be required of the Shareholders’ Representative, and the Shareholders’ Representative shall receive no compensation for his services. Notices or communications to or from the Shareholders’ Representative shall constitute notice to or from each of LB shareholders. In the event of the resignation, disability or death of the Shareholders’ Representative, his replacement shall be Douglas Swenson, and if Douglas Swenson is not available to serve, then such replacement shall be selected by a majority in interest vote of all LB Shareholders who voted in favor of the merger. The term “majority in interest vote” shall mean a vote by record holders of a majority of PUB Common Shares at the time the vote is held, provided and only to the extent such holders received such shares in exchange for the surrender of their LB Common Shares in connection with the merger. The Shareholders’ Representative (i) shall not be liable to any of the LB Shareholders for any error of judgment, act done or omitted by him in good faith, or mistake of fact or law unless caused by his own gross negligence or willful misconduct; (ii) shall be reimbursed from any escrow fund established under the terms of the Merger Agreement otherwise deliverable to the LB Shareholders, for counsel fees and other out-of-pocket expenses incurred by the Shareholders ’ Representative in connection with the carrying out of his duties hereunder. The escrow agent thereunder shall be entitled to rely upon the instruction of such Shareholders’ Representative.

ARTICLE 10

GENERAL PROVISIONS

10.1 Press Releases and Announcements. Any public announcement, including any announcement to employees, customers, suppliers or others having dealings with LB or LSB, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as PUB determines and approves. PUB will have the right to be present for any in-persons announcement by LB. Unless consented to by PUB or required by law, LB will keep, and will cause LSB to keep, this Agreement and the transactions contemplated by this Agreement confidential.

10.2 Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by fax, by e-mail, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by it by like notice):

if to PUB:

People’s Utah Bancorp

33 East Main Street

American Fork, Utah 84003

Attention: Richard Beard

Fax: 801 642 3002

e-mail: richard.beard@bankaf.com

with a copy to:

Dorsey & Whitney LLP

136 South Main Street

Suite 1000

Salt Lake City, Utah

Attention: David Marx

Fax: (801) 933-7373

e-mail: marx.david@dorsey.com

if to LB:

Lewiston Bancorp

17 East Center

Lewiston, Utah 84320

Attention: Anthony Hall

Fax: 435-258-5346

e-mail: ahall@ls-bank.com

with a copy to:

Parsons Behle & Latimer

201 South Main Street, Suite 1800

Salt Lake City, Utah 84111

Attention: Geoffrey Mangum

Fax: (801) 536-6111

email: gmangum@parsonsbehle.com

All such notices and other communications shall be deemed to have been duly given as follows: when delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt electronically acknowledged, if faxed or e-mailed; and the next day after being delivered to an overnight delivery service.

10.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement, except that PUB may assign any of its rights under this Agreement to one or more subsidiaries of PUB, so long as PUB remains responsible for the performance of all of its obligations under this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

10.4 No Third Party Beneficiaries. Nothing expressed or referred to in this Agreement confers any rights or remedies upon any person that is not a party or permitted assign of a party to this Agreement.

10.5 Schedules. The Schedules correspond to the specific sections contained in this Agreement. Nothing in a Schedule is deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies in the corresponding schedule the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item is not deemed adequate to disclose an exception to a representation or warranty unless the representation or warranty relates solely to the existence of the document or other item itself. Each Schedule relates only to the representations and warranties in the section and subsection of this Agreement to which they correspond and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the statements in this Agreement and statements in a Schedule, the statements in this Agreement will control and the statements in the Schedule will be disregarded.

10.6 Interpretation. When a reference is made to a person’s knowledge, the knowledge of a person, or similar language, the term “knowledge” means the actual knowledge of any director or officer of that person, or the knowledge that it is reasonable to expect a prudent person with such a role and responsibility to hold. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits and Schedules hereto). As used in this Agreement, the masculine, feminine and neuter genders shall be deemed to include the others if the context requires.

10.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties shall negotiate in good faith to modify this Agreement and to preserve each party’s anticipated benefits under this Agreement.

10.8 Complete Agreement. This Agreement and the other agreements mentioned herein contains the complete agreement between the parties and supersedes any prior understandings, agreements or representations by or between the parties, written or oral, including the letter of intent entered into between PUB and LB on March 6, 2013. LB acknowledges that PUB has made no representations, warranties, agreements, undertakings or promises except for those expressly set forth in this Agreement or in agreements referred to herein that survive the execution and delivery of this Agreement.

10.9 Governing Law. THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF UTAH WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.

10.10 Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of LB and LSB, is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity (without any requirement that PUB provide any bond or other security). The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

10.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.11.

10.12 Investigation of Representations, Warranties and Covenants. No investigation made by or on behalf of the parties hereto or the results of any such investigation shall constitute a waiver of any representation, warranty or covenant of any other party.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective duly elected and authorized officers.

PEOPLE’S UTAH BANCORP

By:	/s/ Richard T. Beard
Name:	Richard T. Beard
Title:	President & CEO

LEWISTON BANCORP

By:	/s/ Anthony J. Hall
Name:	Anthony J. Hall
Title:	President & CEO

SHAREHOLDERS’ REPRESENTATIVE

By:	/s/ Anthony J. Hall
Name:	Anthony J. Hall

Following are defined terms not referenced in Section 2.1 Definitions:

TABLE OF DEFINITIONS

Defined Term	Section

1933 Act	3.2(b)
Acquisition Proposal	6.7(a)(ii)
Acquisition Transaction	6.7(a)(i)
Agreement	Initial paragraph
BAF	Preamble
Bank Holding Company Act	3.1
Bank Regulators	3.12
Benchmark Date	2.12
Benefit Plans	4.19(a)
Board Recommendation	6.11(a)
Business Day	2.6(a)
Cash Election Shares	2.7
Cash-Selected No-Election Share	2.8(b)(ii)
Charter	3.2(b)
Claim	9.5(a)
Closing	1.2
Closing Date	1.2
Code	Preamble
Contested Claim	9.8(b)
Converted Cash Election Share	2.8(a)(iii)
Converted Stock Election Shares	2.8(b)(iii)
Damages	9.2
Dissenting Shares	2.14
Division of Corporations	1.1(e)
Effective Date	1.1(e)
Effective Time	1.1(e)
Election	2.7
Election Deadline	2.9(c)
Election Form	2.7
Employees	4.19(a)
Encumbrance	4.12(a)
Environmental Laws	4.13
ERISA	4.19(a)
Escrow Agent	2.12

TABLE OF DEFINITIONS

Defined Term	Section

Exchange Agent	2.7
Exchange Fund	2.9(a)
Expenses	8.3
FDIC	3.2(b)
First Amendment—2008	9.2(f)
First Amendment—2011	9.2(f)
Holdback Escrow Agreement	1.2(a)(ix)
Independent Accountant(s)	2.6(a)
Indemnification Escrow Amount	2.13(a)
Indemnification Escrow Agreement	1.2(a)(x)
Intellectual Property	4.30(a)
Investment Securities	4.29(a)
IRS	4.19(b)
IT Assets	4.30(c)
Latest LB Consolidated Balance Sheet	4.4
Latest PUB Consolidated Balance Sheet	3.5
LB	Initial paragraph
LB Annual Financial Statements	4.4
LB Common Shares	Preamble
LB Employees	6.13(a)
LB Financial Statements	4.4
LB Regulatory Reports	4.6
LB Shareholder Meeting	6.11(a)
Leased Real Property	4.12(c)
Liabilities	3.6
LSB	Preamble
MAE Notice	6.16(a)
Merger	Preamble
New Certificate	2.9(a)
No-Election Shares	2.7
Notice of Claim	9.5(b)
Old Certificates	2.5
Old Shares	2.5
OREO Assets	2.12
OREO Closing Balances	2.12
Owned Real Property	4.12(a)

TABLE OF DEFINITIONS

Defined Term	Section

Party/Parties	Initial Paragraph
Per Share Cash Consideration	2.3(b)
Per Share Stock Consideration	2.3(a)
Permitted Encumbrances	4.12(a)
PUB	Initial paragraph
PUB Annual Financial Statements	3.5
PUB Common Shares	Preamble
PUB Financial Statements	3.5
PUB Indemnified Person(s)	9.2
PUB Regulatory Reports	3.8
Real Property	4.12(c)
Regulatory Approvals	3.2(b)
Related LB Statements	4.4
Related PUB Statements	3.5
Remaining OREO Assets	2.12(d)
Representatives	6.7(b)
Required Consents	6.5
Required LB Shareholder Vote	4.2(a)
SERP Matters	9.2
Shareholders’ Representative	9.9
Shareholder Indemnified Person(s)	9.3
Stock Election Shares	2.7
Stock-Selected No-Election Share	2.8(a)(ii)
Superior Proposal	6.7(a)(iii)
Support Agreement	Preamble
Support Agreement Parties	Preamble
Surviving Corporation	Article 1
Tax	3.10
Termination Date	8.1(b)
Third-Party Claim	9.5(b)(ii)
Threshold Amount	9.4(a)
Title Insurance Property	6.6(a)
Title Objection	6.6(b)
Transaction Documents	3.2(a)
Utah Act	Article 1